SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Table of Contents

Company Information
Capital Breakdown	2
Cash Dividends	3
Parent Company Financial Statements
Balance Sheet – Assets	4
Balance Sheet – Liabilities	5
Statement of Income	7
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Shareholders’ Equity
1/1/2012 to 12/31/2012	11
1/1/2011 to 12/31/2011	13
Statement of Value Added	14
Consolidated Financial Statements
Balance Sheet - Assets	16
Balance Sheet - Liabilities	17
Statement of Income	18
Statement of Comprehensive Income	21
Statement of Cash Flows	22
Statement of Changes in Shareholders’ Equity
1/1/2012 to 12/31/2012	24
1/1/2011 to 12/31/2011	26
Statement of Value Added	28
Comments on the Company’s Consolidated Performance	30
Notes to the Financial Statements	38
Report and Statements
Unqualified Independent Auditors’ Report on the Financial Statements	116
Statement of Directors´ on the Financial Statement	118
Statement of Directors´ on the Auditors´ Report	119

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Company Information / Capital Breakdown

Number of Shares	Balance at
(Units)	12/31/2012
Paid-in Capital
Common	1,457,970,108
Preferred	0
Total	1,457,970,108
Treasury Shares
Common	0
Preferred	0
Total	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Event	Approval	Dividends	Inition Payment	Type of share	Class of share	Dividends per common share (R$/share)

Annual general meeting	04/27/2012	Dividends	05/31/2012	ordinary		0.82306
Meeting of Board of Directors	12/26/2012	Dividends	1/4/2013	ordinary		0.20576
Proposal		Interest on Capital		ordinary		0.38410

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	YTD Current year 12/31/2012	YTD Previous year 12/31/2011
1	Total assets	46,925,534	45,582,817
1.01	Current assets	8,386,446	8,886,953
1.01.01	Cash and cash equivalents	2,995,757	2,073,244
1.01.03	Trade receivables	2,146,909	3,516,800
1.01.04	Inventories	2,704,302	2,885,617
1.01.08	Other current assets	539,478	411,292
1.02	Non-current assets	38,539,088	36,695,864
1.02.01	Long-term receivables	3,526,732	3,852,937
1.02.01.06	Deferred taxes	1,869,775	1,300,650
1.02.01.09	Other non-current assets	1,656,957	2,552,287
1.02.02	Investments	23,356,506	22,573,890
1.02.03	Property, plant and equipment	11,636,182	10,247,845
1.02.04	Intangible assets	19,668	21,192

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Statements / Balance Sheet - Liabilities
(R$ thousand)
Code	Description	YTD Current year 12/31/2012	YTD Previous year 12/31/2011
2	Total liabilities	46,925,534	45,582,817
2.01	Current liabilities	5,700,760	7,351,509
2.01.01	Payroll and related taxes	130,014	123,839
2.01.02	Trade payables	1,193,726	667,886
2.01.03	Taxes payable	118,365	122,648
2.01.04	Borrowings and financing	2,621,503	4,330,141
2.01.05	Other payables	1,383,179	1,872,865
2.01.06	Provisions	253,973	234,130
2.01.06.01	Provision for tax, social security, labor and civil risks	253,973	225,997
2.01.06.02	Other provisions	0	8,133
2.02	Non-current liabilities	32,607,877	30,245,487
2.02.01	Borrowings and financing	21,518,489	19,005,495
2.02.02	Other payables	8,927,096	9,718,976
2.02.04	Provisions	2,162,292	1,521,016
2.02.04.01	Provision for tax, social security, labor and civil risks	344,951	262,432
2.02.04.02	Other provisions	1,817,341	1,258,584
2.02.04.02.03	Provision for environmental liabilities and asset decommissioning	400,487	313,094
2.02.04.02.04	Pension and healthcare plan	565,556	469,027
2.02.04.02.05	Provision for losses on investments	851,298	476,463
2.03	Shareholders’ equity	8,616,897	7,985,821

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

2.03.01	Issued capital	4,540,000	1,680,947
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	3,690,543	7,671,620
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserve	2,794,353	5,717,390
2.03.04.08	Additional dividends and interest on capital proposed	560,000	273,492
2.03.04.10	Investment reserve	0	1,344,548
2.03.08	Other comprehensive income	386,324	(1,366,776)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Statements / Statements of Income
(R$ thousand)
Code	Description	YTD Current year 1/1/2012 to 12/31/2012	YTD Previous year 1/1/2011 to 12/31/2011
3.01	Net revenue from sales and/or services	10,640,617	10,754,587
3.02	Cost of sales and/or services	(8,039,597)	(7,257,670)
3.03	Gross profit	2,601,020	3,496,917
3.04	Operating (expenses)/income	(1,009,748)	3,502,173
3.04.01	Selling expenses	(320,722)	(335,302)
3.04.02	General and administrative expenses	(332,425)	(355,914)
3.04.04	Other operating income	79,082	133,020
3.04.05	Other operating expenses	(1,767,276)	(336,768)
3.04.06	Share of profits (losses) of investees	1,331,593	4,397,137
3.05	Profit before finance income (costs) and taxes	1,591,272	6,999,090
3.06	Finance costs	(3,033,404)	(3,533,524)
3.06.01	Finance income	287,527	255,438
3.06.02	Finance costs	(3,320,931)	(3,788,962)
3.06.02.01	Net exchange gains (losses) on financial instruments	(542,103)	(794,544)
3.06.02.02	Finance costs	(2,778,828)	(2,994,418)
3.07	(Loss)/Profit before taxes on income	(1,442,132)	3,465,566
3.08	Income tax and social contribution	1,022,019	240,467
3.09	(Loss)/Profit from continuing operations	(420,113)	3,706,033
3.11	(Loss)/Profit for the year	(420,113)	3,706,033
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0.28815	2.54191
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	-0.28815	2.54191

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	YTD Current Year 01/01/2012 to 12/31/2012	YTD Previous Year 01/01/2011 to 12/31/2011
4.01	(Loss)/Profit for the period	(420,113)	3,706,033
4.02	Other comprehensive income	1,753,100	(1,198,761)
4.02.01	Cumulative translation adjustments for the period	147,735	195,046
4.02.02	Actuarial gains/(loss) on defined benefit pension plan, net of taxes	106,209	(74,331)
4.02.03	Available-for-sale assets, net of taxes	(8,329)	(621,312)
4.02.04	Loss on realization of available-for-sale assets	0	(698,164)
4.02.05	Impairment of available-for-sale assets, net of taxes	1,507,485	0
4.03	Comprehensive Income for the Year	1,332,987	2,507,272

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2012 to 12/31/2012	YTD Previous Year 01/01/2011 to 12/31/2011
6.01	Net cash generated by operating activities	2,581,615	1,707,665
6.01.01	Cash generated from operations	2,550,780	3,326,955
6.01.01.01	Profit for the year	(420,113)	3,706,033
6.01.01.02	Accrued charges on borrowings and financing	2,474,810	2,767,087
6.01.01.03	Depreciation/ depletion / amortization	920,547	761,060
6.01.01.04	Share of profits of investees	(1,331,593)	(4,397,137)
6.01.01.05	Deferred income tax and social contribution	(1,022,019)	(240,467)
6.01.01.06	Provision for tax, social security, labor, civil and environmental risks	263,004	70,403
6.01.01.07	Inflation adjustment and exchange differences, net	483,201	794,544
6.01.01.08	Gain on derivative transactions	9,166	20,594
6.01.01.09	Impairment of available-for-sale assets	1,245,024	0
6.01.01.11	Residual value of permanent assets written off	3,617	15,601
6.01.01.12	Estimated losses on receivables	0	(116,336)
6.01.01.13	Provision for actuarial liabilities	(29,955)	(11,249)
6.01.01.14	Other provisions	(44,909)	(43,178)
6.01.02	Changes in assets and liabilities	30,835	(1,619,290)
6.01.02.01	Trade receivables - third parties	90,402	(324,125)
6.01.02.02	Intragroup receivables	1,178,457	(916,200)
6.01.02.03	Inventories	117,202	(197,446)
6.01.02.04	Receivables from related parties	31,238	1,022,436
6.01.02.05	Recoverable taxes	146,080	(32,919)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

6.01.02.06	Judicial deposits	15,263	(25,662)
6.01.02.07	Dividends received from subsidiaries	275,806	660,489
6.01.02.09	Trade payables	440,823	143,683
6.01.02.10	Payroll and related taxes	(111,631)	(61,070)
6.01.02.11	Taxes	131,234	139,505
6.01.02.12	Taxes in installments - REFIS	(254,921)	(295,125)
6.01.02.13	Payables to related parties	(4,166)	(23,690)
6.01.02.14	Tax, social security, labor, civil and environmental risks liabilities	(7,958)	58,802
6.01.02.15	Interest paid	(2,027,268)	(1,757,687)
6.01.02.17	Interest on swap paid	(10,591)	(21,479)
6.01.02.18	Other	20,865	11,198
6.02	Net cash used in investing activities	(470,520)	(4,142,387)
6.02.01	Investments/advances for future capital increase	(698,420)	(2,128,402)
6.02.02	Purchase of property, plant and equipment	(1,627,071)	(2,015,015)
6.02.03	Cash from acquisition of subsidiaries	0	1,030
6.02.05	Capital reduction in subsidiary	1,855,208	0
6.02.09	Intangible assets	(237)	0
6.03	Net cash (used in) generated by financing activities	(1,173,330)	4,397,329
6.03.01	Borrowings and financing raised	2,712,471	7,314,956
6.03.03	Repayments to financial institutions - principal	(2,686,067)	(1,061,246)
6.03.05	Dividends and interest on capital paid	(1,199,734)	(1,856,381)
6.04	Changes in cash and cash equivalents	(15,252)	2,340
6.05	Increase in cash and equivalents	922,513	1,964,947
6.05.01	Cash and equivalents at the beginning of the year	2,073,244	108,297
6.05.02	Cash and equivalents at the end of the year	2,995,757	2,073,244

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2012 to 12/31/2012
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821
5.03	Adjusted opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821
5.04	Capital transactions with shareholders	2,859,053	0	(3,432,545)	0	0	(573,492)
5.04.01	Capital increases	2,859,053	0	(2,859,053)	0	0	0
5.04.06	Dividends	0	0	(300,000)	0	0	(300,000)
5.04.07	Interest on capital	0	0	(560,000)	0	0	(560,000)
5.04.08	Interest on capital declared	0	0	(560,000)	0	0	560,000
5.04.09	Approval of additional dividends at Annual Shareholders’ Meeting	0	0	(273,492)	0	0	(273,492)
5.05	Total comprehensive income	0	0	0	(548,532)	1,753,100	1,204,568
5.05.01	Profit for the year	0	0	0	(420,113)	0	(420,113)
5.05.02	Other comprehensive income	0	0	0	(128,419)	1,753,100	1,624,681
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	147,735	147,735
5.05.02.06	Actuarial (losses)/gains on defined benefit pension plan, net of taxes	0	0	0	0	(22,210)	(22,210)
5.05.02.07	Available-for-sale financial assets, net of taxes	0	0	0	0	1,499,156	1,499,156
5.05.02.08	Impairment of available-for-sale assets, net of taxes	0	0	0	(128,419)	128,419	0
5.06	Internal changes in shareholders' equity	0	0	(548,532)	548,532	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

5.06.04	Losses absorbed for the period	0	0	(420,113)	420,113	0	0
5.06.05	Acturial losses absorbed	0	0	(128,419)	128,419	0	0
5.07	Closing balances	4,540,000	30	3,690,543	0	386,324	8,616,897

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2011 to 12/31/2011
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760
5.04	Capital transactions with shareholders	0	0	(954,211)	(1,200,000)	0	(2,154,211)
5.04.06	Dividends	0	0	0	(926,508)	0	(926,508)
5.04.09	Additional dividends proposed	0	0	273,492	(273,492)	0	0
5.04.10	Approval of prior year’s proposed dividends	0	0	(1,227,703)	0	0	(1,227,703)
5.05	Total comprehensive income	0	0	0	3,706,033	(1,198,761)	2,507,272
5.05.01	Profit for the year	0	0	0	3,706,033	0	3,706,033
5.05.02	Other comprehensive income	0	0	0	0	(1,198,761)	(1,198,761)
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	195,046	195,046
5.05.02.07	Actuarial (losses)/gains on defined benefit pension plan, net of taxes	0	0	0	0	(74,331)	(74,331)
5.05.02.08	Available-for-sale financial assets, net of taxes	0	0	0	0	(1,319,476)	(1,319,476)
5.06	Internal changes in shareholders' equity	0	0	2,506,033	(2,506,033)	0	0
5.06.01	Set-up reserves	0	0	2,506,033	(2,506,033)	0	0
5.07	Closing balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	YTD Current year 1/1/2012 to 12/31/2012	YTD Previous year 1/1/2011 to 12/31/2011
7.01	Revenues	13,422,399	13,393,141
7.01.01	Sales of products and services	13,348,805	13,396,286
7.01.02	Other revenues/(expenses)	58,578	(5,367)
7.01.04	Allowance for doubtful debts	15,016	2,222
7.02	Raw materials acquired from third parties	(10,031,414)	(7,754,533)
7.02.01	Costs of sales and services	(7,644,242)	(6,953,404)
7.02.02	Materials, eletric power, outside services and other	(1,129,547)	(784,079)
7.02.03	Impairment of assets	(1,257,625)	(17,050)
7.03	Gross value added	3,390,985	5,638,608
7.04	Retentions	(920,547)	(761,060)
7.04.01	Depreciation, amortization and depletion	(920,547)	(761,060)
7.05	Wealth created	2,470,438	4,877,548
7.06	Value added received as transfer	1,840,216	4,816,365
7.06.01	Share of profits of subsidiaries	1,331,593	4,397,137
7.06.02	Finance income/exchange gains	508,888	416,732
7.06.03	Other	(265)	2,496
7.07	Wealth for distribution	4,310,654	9,693,913
7.08	Wealth distributed	4,310,654	9,693,913
7.08.01	Personnel	926,812	1,051,880
7.08.01.01	Salaries and wages	696,600	827,001

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

7.08.01.02	Benefits	167,720	174,603
7.08.01.03	Severance pay fund (FGTS)	62,492	50,276
7.08.02	Taxes, Fees and Contributions	257,147	984,812
7.08.02.01	Federal	38,053	721,263
7.08.02.02	State	184,992	227,690
7.08.02.03	Municipal	34,102	35,859
7.08.03	Lenders and lessors	3,546,808	3,951,188
7.08.03.01	Interest	3,541,482	3,947,778
7.08.03.02	Leases	5,326	3,410
7.08.04	Shareholders	(420,113)	3,706,033
7.08.04.02	Dividends	0	926,508
7.08.04.03	(Accumulated losses)/Retained earningsfor the year	(420,113)	2,779,525

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	YTD Current year 12/31/2012	YTD Previous year 12/31/2011
1	Total assets	49,295,228	46,869,702
1.01	Current assets	21,121,945	21,944,306
1.01.01	Cash and cash equivalents	14,444,875	15,417,393
1.01.03	Trade receivables	1,794,566	1,616,206
1.01.04	Inventories	3,580,025	3,734,984
1.01.08	Other current assets	1,302,479	1,175,723
1.02	Non-current assets	28,173,283	24,925,396
1.02.01	Long-term receivables	4,137,310	4,856,721
1.02.01.02	Short-term investments measured at amortized cost	116,753	139,679
1.02.01.06	Deferred taxes	2,372,501	1,840,773
1.02.01.09	Other non-current assets	1,648,056	2,876,269
1.02.02	Investments	2,351,774	2,088,225
1.02.03	Property, plant and equipment	20,408,747	17,377,076
1.02.04	Intangible assets	1,275,452	603,374

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Balance Sheet - Liabilities
(R$ thousand)
Code	Description	YTD Current year 12/31/2012	YTD Previous year 12/31/2011
2	Total liabilities	49,295,228	46,869,702
2.01	Current liabilities	6,408,076	6,496,947
2.01.01	Payroll and related taxes	241,291	202,469
2.01.02	Trade payables	1,957,789	1,232,075
2.01.03	Taxes payable	336,348	325,132
2.01.04	Borrowings and financing	2,295,409	2,702,083
2.01.05	Other payables	1,221,350	1,728,445
2.01.06	Provisions	355,889	306,743
2.01.06.01	Provision for tax, social security, labor and civil risks	355,889	292,178
2.01.06.02	Other provisions	0	14,565
2.02	Non-current liabilities	33,879,639	31,955,585
2.02.01	Borrowings and financing	27,856,350	25,186,505
2.02.02	Other payables	4,388,451	5,593,520
2.02.03	Deferred taxes	284,110	37,851
2.02.04	Provisions	1,350,728	1,137,709
2.02.04.01	Provision for tax, social security, labor and civil risks	371,697	346,285
2.02.04.02	Other provisions	979,031	791,424
2.02.04.02.03	Provision for environmental liabilities and asset decommissioning	413,440	322,374
2.02.04.02.04	Pension and healthcare plan	565,591	469,050
2.03	Shareholders’ equity	9,007,513	8,417,170
2.03.01	Issued capital	4,540,000	1,680,947

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	3,690,543	7,671,620
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserve	2,794,353	5,717,390
2.03.04.08	Additional dividends proposed	560,000	273,492
2.03.04.11	Investment reserve	0	1,344,548
2.03.08	Other comprehensive income	386,324	(1,366,776)
2.03.09	Non-controlling interests	390,616	431,349

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	YTD Current year 1/1/2012 to 12/31/2012	YTD Previous year 1/1/2011 to 12/31/2011
3.01	Net revenue from sales and/or services	16,896,264	16,519,584
3.02	Cost of sales and/or services	(12,072,206)	(9,800,844)
3.03	Gross profit	4,824,058	6,718,740
3.04	Operating (expenses)/income	(4,182,361)	(961,818)
3.04.01	Selling expenses	(931,525)	(604,108)
3.04.02	General and administrative expenses	(576,514)	(575,585)
3.04.04	Other operating income	46,003	719,177
3.04.05	Other operating expenses	(2,719,373)	(501,302)
3.04.06	Share of profits (losses) of investees	(952)	0
3.05	Profit before finance income (costs) and taxes	641,697	5,756,922
3.06	Finance costs	(1,992,405)	(2,005,803)
3.06.01	Finance income	416,781	717,450
3.06.02	Finance costs	(2,409,186)	(2,723,253)
3.06.02.01	Net exchange gains (losses) on financial instruments	185,754	160,668
3.06.02.02	Finance costs	(2,594,940)	(2,883,921)
3.07	(Loss)/Profit before taxes on income	(1,350,708)	3,751,119
3.08	Income tax and social contribution	870,134	(83,885)
3.09	(Loss)/Profit from continuing operations	(480,574)	3,667,234
3.11	Consolidated (loss)/profit for the year	(480,574)	3,667,234
3.11.01	Attributed to owners of the Company	(420,113)	3,706,033

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

3.11.02	Attributed to non-controlling interests	(60,461)	(38,799)
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0.28815	2.54191
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	-0.28815	2.54191

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	YTD Current Year 01/01/2012 to 12/31/2012	YTD Previous Year 01/01/2011 to 12/31/2011
4.01	(Loss)/Profit for the period	(480,574)	3,667,234
4.02	Other comprehensive income	1,753,100	(1,198,761)
4.02.01	Cumulative translation adjustments for the period	147,735	195,046
4.02.02	Actuarial gains/(losses) on defined benefit pension plan, net of taxes	106,209	(74,331)
4.02.03	Available-for-sale assets, net of taxes	(8,329)	(621,312)
4.02.04	Loss on realization of available-for-sale assets	0	(698,164)
4.02.05	Impairment of available-for-sale assets, net of taxes	1,507,485	0
4.03	Comprehensive Income for the Year	1,272,526	2,468,473
4.03.01	Attributed to owners of the Company	1,332,987	2,507,272
4.03.02	Attributed to non-controlling interests	(60,461)	(38,799)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2012 to 12/31/2012	YTD Previous Year 01/01/2011 to 12/31/2011
6.01	Net cash generated by operating activities	3,487,500	4,201,780
6.01.01	Cash generated from operations	5,246,849	6,461,926
6.01.01.01	Profit for the year	(480,574)	3,667,234
6.01.01.02	Accrued charges on borrowings and financing	2,249,123	2,650,622
6.01.01.03	Depreciation/ depletion / amortization	1,230,651	948,251
6.01.01.04	Share of profits of investees	952	0
6.01.01.05	Deferred income tax and social contribution	(1,075,156)	(52,542)
6.01.01.06	Provision for tax, social security, labor, civil and environmental risks	252,432	62,746
6.01.01.07	Inflation adjustment and exchange differences, net	996,810	(250,083)
6.01.01.08	Gain on derivative transactions	4,975	110,009
6.01.01.09	Impairment of available-for-sale assets	2,022,793	0
6.01.01.10	Realization of available-for-sale assets	0	(698,164)
6.01.01.11	Residual value of permanent assets written off	5,246	54,727
6.01.01.13	Provision for actuarial liabilities	(30,655)	(11,412)
6.01.01.15	Other provisions	70,252	(19,462)
6.01.02	Changes in assets and liabilities	(1,759,349)	(2,260,146)
6.01.02.01	Trade receivables	(237,873)	(339,427)
6.01.02.02	Inventories	200,893	(410,264)
6.01.02.03	Receivables from related parties	(3,774)	471,666
6.01.02.04	Recoverable Taxes	139,823	16,700
6.01.02.05	Judicial deposits	39,023	(20,253)
6.01.02.08	Trade payables	663,198	544,300
6.01.02.09	Payroll and related taxes	(91,447)	(47,072)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

6.01.02.10	Taxes	74,982	135,765
6.01.02.11	Taxes in installments - REFIS	(255,338)	(296,304)
6.01.02.12	Payables to related parties	(1,322)	0
6.01.02.13	Tax, social security, labor, civil and environmental risks liabilities	(10,539)	120,951
6.01.02.14	Interest paid	(2,297,833)	(2,145,400)
6.01.02.15	Interest on swap paid	(50,569)	(360,976)
6.01.02.16	Other	71,427	70,168
6.02	Net cash used in investing activities	(3,539,653)	(5,275,011)
6.02.01	Investments	(166,915)	(2,126,493)
6.02.02	Purchase of property, plant and equipment	(3,142,634)	(4,400,825)
6.02.03	Cash from acquisition of subsidiaries	14,880	0
6.02.04	Disposal of investments	0	1,310,171
6.02.07	Receipt/payment in derivative transactions	57,740	(57,157)
6.02.08	Business combination - purchase price considered	(301,192)	0
6.02.09	Intangible assets	(1,532)	(707)
6.03	Net cash (used in) generated by financing activities	(748,879)	4,740,715
6.03.01	Borrowings and financing raised	3,721,945	7,824,012
6.03.02	Repayment to financial institutions - principal	(2,523,828)	(1,469,206)
6.03.03	Repayments of principal - acquisition of subsidiaries	(803,456)	0
6.03.04	Dividends and interest on capital paid	(1,199,734)	(1,856,381)
6.03.05	Capital contribution by non-controlling shareholders	56,194	242,290
6.04	Changes in cash and cash equivalents	(171,486)	1,510,631
6.05	(Decrease)/Increase in cash and equivalents	(972,518)	5,178,115
6.05.01	Cash and equivalents at the beginning of the year	15,417,393	10,239,278
6.05.02	Cash and equivalents at the end of the year	14,444,875	15,417,393

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2012 to 12/31/2012
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821	431,349	8,417,170
5.03	Adjusted opening balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821	431,349	8,417,170
5.04	Capital transactions with shareholders	2,859,053	0	(3,432,545)	0	0	(573,492)	0	(573,492)
5.04.01	Capital increases	2,859,053	0	(2,859,053)	0	0	0	0	0
5.04.06	Dividends	0	0	(300,000)	0	0	(300,000)	0	(300,000)
5.04.07	Interest on capital	0	0	(560,000)	0	0	(560,000)	0	(560,000)
5.04.08	Interest on capital proposed	0	0	560,000	0	0	560,000	0	560,000
5.04.09	Approval of prior year’s proposed dividends	0	0	(273,492)	0	0	(273,492)	0	(273,492)
5.05	Total comprehensive income	0	0	0	(548,532)	1,753,100	1,204,568	(60,461)	1,144,107
5.05.01	Profit for the year	0	0	0	(420,113)	0	(420,113)	(60,461)	(480,574)
5.05.02	Other comprehensive income	0	0	0	(128,419)	1,753,100	1,624,681	0	1,624,681
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	147,735	147,735	0	147,735
5.05.02.06	Actuarial (losses)/gains on defined benefit pension plan	0	0	0	0	(22,210)	(22,210)	0	(22,210)
5.05.02.07	Available-for-sale financial assets, net of taxes	0	0	0	0	1,499,156	1,499,156	0	1,499,156
5.05.02.09	Acturial losses reclassification	0	0	0	(128,419)	128,419	0	0	0
5.06	Internal changes in shareholders' equity	0	0	(548,532)	548,532	0	0	19,728	19,728
5.06.04	Losses absorbed for the period	0	0	(420,113)	420,113	0	0	0	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

5.06.05	Acturial losses absorbed	0	0	(128,419)	128,419	0	0	0	0
5.06.06	Non-controlling interests in subsidiaries	0	0	0	0	0	0	19,728	19,728
5.07	Closing balances	4,540,000	30	3,690,543	0	386,324	8,616,897	390,616	9,007,513

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2011 to 12/31/2011
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760	189,928	7,822,688
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760	189,928	7,822,688
5.04	Capital transactions with shareholders	0	0	(954,211)	(1,200,000)	0	(2,154,211)	0	(2,154,211)
5.04.06	Dividends	0	0	0	(926,508)	0	(926,508)	0	(926,508)
5.04.09	Additional dividends proposed	0	0	273,492	(273,492)	0	0	0	0
5.04.10	Approval of prior year’s proposed dividends	0	0	(1,227,703)	0	0	(1,227,703)	0	(1,227,703)
5.05	Total comprehensive income	0	0	0	3,706,033	(1,198,761)	2,507,272	(38,799)	2,468,473
5.05.01	Profit for the year	0	0	0	3,706,033	0	3,706,033	(38,799)	3,667,234
5.05.02	Other comprehensive income	0	0	0	0	(1,198,761)	(1,198,761)	0	(1,198,761)
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	195,046	195,046	0	195,046
5.05.02.07	Actuarial (losses)/gains on defined benefit pension plan, net of taxes	0	0	0	0	(74,331)	(74,331)	0	(74,331)
5.05.02.08	Available-for-sale financial assets, net of taxes	0	0	0	0	(1,319,476)	(1,319,476)	0	(1,319,476)
5.06	Internal changes in shareholders' equity	0	0	2,506,033	(2,506,033)	0	0	280,220	280,220

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

5.06.01	Set-up reserves	0	0	2,506,033	(2,506,033)	0	0	0	0
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	280,220	280,220
5.07	Closing balances	1,680,947	30	7,671,620	0	(1,366,776)	7,985,821	431,349	8,417,170

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Consolidated Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	YTD Current Year 01/01/2012 to 12/31/2012	YTD Previous Year 01/01/2011 to 12/31/2011
7.01	Revenues	19,958,436	20,157,662
7.01.01	Sales of products and services	19,882,933	19,525,854
7.01.02	Other revenues/(expenses)	62,096	632,798
7.01.04	Allowance for doubtful debts	13,407	(990)
7.02	Raw materials acquired from third parties	(14,161,514)	(10,027,982)
7.02.01	Costs of sales and services	(9,946,475)	(8,591,341)
7.02.02	Materials, eletric power, outside services and other	(2,163,738)	(1,414,706)
7.02.03	Impairment of assets	(2,051,301)	(21,935)
7.03	Gross value added	5,796,922	10,129,680
7.04	Retentions	(1,230,651)	(948,251)
7.04.01	Depreciation, amortization and depletion	(1,230,651)	(948,251)
7.05	Wealth created	4,566,271	9,181,429
7.06	Value added received as transfer	1,449,279	2,827,069
7.06.01	Share of profits of subsidiaries	952	0
7.06.02	Finance income/exchange gains	1,445,319	2,817,667
7.06.03	Other	3,008	9,402
7.07	Wealth for distribution	6,015,550	12,008,498
7.08	Wealth distributed	6,015,550	12,008,498
7.08.01	Personnel	1,816,844	1,485,903

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

7.08.01.01	Salaries and wages	1,387,201	1,132,384
7.08.01.02	Benefits	329,393	270,825
7.08.01.03	Severance pay fund (FGTS)	100,250	82,694
7.08.02	Taxes, Fees and Contributions	1,229,221	2,025,300
7.08.02.01	Federal	690,374	1,493,787
7.08.02.02	State	512,807	505,185
7.08.02.03	Municipal	26,040	26,328
7.08.03	Lenders and lessors	3,450,059	4,830,061
7.08.03.01	Interest	3,436,910	4,820,991
7.08.03.02	Leases	13,149	9,070
7.08.04	Shareholders	(480,574)	3,667,234
7.08.04.01	Interest on capital	0	10,400
7.08.04.02	Dividends	0	926,508
7.08.04.03	(Accumulated losses)/Retained earningsfor the year	(420,113)	2,769,125
7.08.04.04	Non-controlling interests	(60,461)	(38,799)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

2012 MANAGEMENT REPORT

1-     MESSAGE FROM MANAGEMENT

Economic globalization and the growing protagonism of Brazil have been leading CSN to increasingly consider the internationalization of its operations as a viable business strategy. In 2012, it took one more step in this direction when it acquired the German steelmaker Stahlwerk Thüringen GmbH (SWT). With a production capacity of 1.1 million tonnes of long steel per year, the plant is one of the most efficient in Europe.

SWT joins CSN’s other two overseas operational units – CSN LLC, in Terre Haute, in the United States, and Lusosider, in Portugal. Both Europe and the U.S. are mature markets, with healthy midterm prospects.

The arrival of SWT and the consent improvement in the productivity of the Brazilian operations pushed CSN to a new record in 2012 – consolidated net revenue of R$16.9 billion.

Annual net revenue from steel operations came to R$10.8 billion and sales volume reached its highest ever figure of 5.8 million tonnes, 19% up on 2011. Domestic sales volume totaled 4.5 million tonnes of flat steel, another new record.

Having begun operations at the Presidente Vargas Steelworks in Volta Redonda in the 1940’s, CSN is now one of the country’s largest integrated steelmakers. Its mining, cement, energy and logistics operations complement one another, generating synergies and production gains. In 2012, CSN’s investments in all its activities totaled R$3.1 billion.

And the future is equally promising. In the coming months there will be the start-up of the new long steel plant in Volta Redonda, marking CSN’s definitive entry into this market at a time of prolonged construction expansion in Brazil. As part of the same trajectory, we also made considerable progress with our cement production, selling 2 million tonnes of the product.

With its eye firmly fixed on domestic market growth and its global strategic positioning, CSN is diversifying its activities in order to ensure a solid future.

Benjamin Steinbruch

Chairman of the Board of Directors

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

2-     THE COMPANY

CSN is a highly integrated company, with interests in steel, mining, cement, logistics and energy. It operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.

In 2012, CSN sold 5.8 million tonnes of steel, 19% up on 2011 and a new record, mostly fueled by domestic sales, which totaled 4.5 million tonnes.

The Company’s mine, Casa de Pedra, located in Congonhas, Minas Gerais, supplies it with the high-quality iron ore needed to produce steel. With proven and probable reserves of 1.6 billion tonnes, its current production capacity is 21 million tonnes per year.

Together with its jointly-owned subsidiary NAMISA, CSN has been selling iron ore on the seaborne market since 2007. It also runs two port terminals in Itaguaí (RJ): Tecar, from where iron ore is shipped to the seaborne market, and a container terminal, Sepetiba Tecon. With the Casa de Pedra mine, CSN has been consolidating its position as an important player in the seaborne iron ore market, and is currently, in conjunction with NAMISA, Brazil’s second-largest producer. Most iron ore exports go to Asia, Europe and the Middle East.

The complementary nature of the steel and cement industries led CSN to enter the cement market in 2009, adding value to the slag generated by crude steel production.

In addition to the limestone used to produce steel at the Presidente Vargas Steelworks, in Volta Redonda, as of 2011 the Arcos mine, in Minas Gerais, began supplying non-steel limestone for the production of clinker, one of the main raw materials for cement production. As a result, CSN’s operations have become even more integrated through verticalization, thereby enhancing competitiveness and profitability.

The Company is also one of Brazil’s largest industrial electricity consumers and has been investing in power generation assets and projects since 1999 in order to ensure self-sufficiency. CSN’s generating capacity of 428 MW is sufficient to meet all the Group’s electricity needs.

3- OUTLOOK, STRATEGY AND INVESTMENTS

CSN has been investing in modernizing its facilities in its five highly-integrated segments, as well as expanding production capacity, always seeking to maximize returns for its shareholders. In addition to investing in organic growth projects, the Company also analyzes opportunities for acquisitions and strategic alliances, both in Brazil and abroad.

3.1 – STEEL

The Presidente Vargas Steelworks is CSN’s most important steel producer unit, with an installed production capacity of 5.6 million tonnes of crude steel. In 2012, it produced 4.8 million tonnes of crude steel and 4.7 million tonnes of rolled steel.

In the flat steel segment, CSN has been expanding its service centers, investing in the expansion of the Porto Real unit, a Company branch focused on the vehicle industry, as well as developing expansion projects for the pre-painting plant in Paraná.

It has also been diversifying its steel activities, entering the long steel segment through the construction of a plant in Volta Redonda, which will produce 500,000 tonnes per year, including rebar and wire rods.

The Company also has three subsidiaries abroad, CSN LLC, in Terre Haute, Indiana, U.S.A., which is a cold-rolling and galvanizing plant; Lusosider, in Paio Pires, Portugal, which produces coated rolled steel; and SWT, acquired in January 2012, located in Unterwellenborn, Germany, with an annual production capacity of 1 million tonnes of steel profiles for civil and industrial construction.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

3.2 – MINING

CSN is Brazil’s second largest iron ore exporter. In 2012, finished iron ore product sales from the Casa de Pedra and NAMISA mines totaled 25.8 million tonnes. The Company also produced 6.1 million tonnes of iron ore for its own consumption. Once the ongoing expansion projects come on stream, annual production capacity is expected to reach 89 million tonnes.

At the same time, CSN is expanding Tecar, its terminal in the Port of Itaguaí, Rio de Janeiro, in order to reach an annual iron ore shipment capacity of 84 million tonnes.

3.3 – CEMENT

In 2009, CSN established its first cement grinding plant in Volta Redonda, with an annual capacity of 2.4 million tonnes. In 2012, the unit produced and sold approximately 2.0 million tonnes of cement.
Given the expected growth of the domestic cement market, the Company is evaluating to expand its annual production capacity to 5.4 million tonnes.

3.4 – LOGISTICS

Ports

Sepetiba Tecon, managed by CSN, is a hub port for cargo and is one of the biggest container terminals in Rio de Janeiro and one of the largest in its segment in Brazil.

In order to expand the terminal, the Company is investing in infrastructure, including the equalization of Berth 301 and the acquisition of new equipment. The idea behind this project is to transform Berth 301 into a continuous quay, allowing it to handle several large vessels simultaneously, thereby raising its capacity.

Railways

CSN retains an interest in two rail companies: MRS Logística and Transnordestina Logística S.A.

MRS

CSN holds, directly and indirectly, a 33.27% voting-capital interest in MRS Logística, which operates the former Southeastern Network of the Federal Railways (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte corridor.

MRS’ rail services are vital for the supply of raw materials and the outflow of finished products. It transports all the iron ore for export and all the coal and coke consumed by the Presidente Vargas Steelworks, as well as some of CSN’s steel and cement output.

TRANSNORDESTINA

With the support of the federal government, Transnordestina Logística S.A. (TLSA) is building Nova Transnordestina, a 1,728 km-long railway connecting the rail terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará.

The railway’s projected annual operating capacity of 30 million tonnes will play a crucial role in the development of the Northeast and provide logistical support for the region's economic expansion in the oil and by-product, grain, mining and agricultural sectors, among others.

CSN’s interest in TLSA’s capital stock totaled 76.13% at the end of 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

A complete account of investments in affiliated companies and subsidiaries, in addition to the changes that occurred during the fiscal year of 2012, can be found in Note 9 to the Company’s financial statements.

4- CORPORATE GOVERNANCE

Investor Relations

In 2012, CSN continued to expand its communication with the capital market, improving investors’ perception of its basic fundamentals and helping reduce funding costs. To this end, the Company took part in 300 meetings and conference calls, involving more than 600 analysts and investors.

Capital Stock

CSN is controlled by Vicunha Siderurgia S.A. and Rio Iaco Participações S.A., which retain 47.86% and 3.99% of the Company’s total capital, respectively. Management is exercised by the Board of Directors and Board of Executive Officers.

▪  All of CSN’s shares are common shares, each share representing one vote at Shareholders’ Meetings;

▪  More than 45% of CSN’s shares are traded on the stock markets, mainly the BOVESPA and the NYSE.

Annual Shareholders’ Meeting

The Annual Shareholders’ Meeting, the Company’s sovereign body, meets once a year, in accordance with the prevailing legislation, to elect the members of the Board of Directors, examine management’s accounts and the financial statements, and decide on the allocation of annual net income and the payment of dividends, among other matters. Whenever necessary, Extraordinary Shareholders’ Meetings may be called to decide on specific issues that are not within the normal scope of the Annual Meeting.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Board of Directors

The Board of Directors comprises between seven and eleven members, who meet on a routine basis on pre-established dates throughout the year and on an extraordinary basis whenever necessary. Members are elected for a one-year term of office, re-election being permitted.

Its responsibilities include defining and monitoring the Company’s policies and strategies, overseeing the activities of the Board of Executive Officers and deciding on matters relevant to the Company’s businesses and operations. It is also responsible for electing and removing the executive officers and may, if necessary, constitute special advisory committees to help in the execution of these duties.

Board of Executive Officers

The Board of Executive Officers is responsible for managing and administering the Company's day-to-day business, always in line with the guidelines and resolutions of the Board of Directors and the Annual Shareholders’ Meeting. It currently comprises seven officers, including the Chief Executive Officer, who meet whenever called to do so by the CEO or two other officers. Each officer is responsible for conducting the operations of his or her respective area. Officers are elected for a two-year term, re-election being permitted.

Audit Committee

The Audit Committee has autonomy to make decisions on all matters concerning Sections 301 and 407 of the Sarbanes-Oxley Act. Its main responsibilities include reviewing, analyzing and making recommendations to the Board of Directors on matters concerning the indication, hiring and compensation of the external auditors, as well as supervising the internal and external audits. In regard to the hiring of external auditors, special procedures are adopted to ensure that there are no conflicts of interest, dependence or loss of objectivity on the part of the auditors in their relations with the Company.

Internal Audit

CSN maintains an internal auditing team, which acts independently within the organization to assist and communicate material facts to the Board of Directors, the Audit Committee and the Board of Executive Officers. This internal auditing team is responsible for ensuring the appropriate allocation of resources and protecting the assets of the CSN Group companies, providing support for compliance with the planned results, upgrading processes and internal controls in order to enhance financial and operating performance, as well as preventing the risk of losses or fraud and, consequently, any damage to CSN’s corporate image. The Company also provides several communication channels through which employees, clients, suppliers and third parties can report unlawful acts and irregularities that may affect the financial statements of CSN and its subsidiaries.

Independent Auditors

The independent auditors, Deloitte Touche Tohmatsu, who provided auditing services to CSN and its subsidiaries in 2012, were also hired to perform services in addition to those related to the audit of the financial statements. It is the belief of both the Company and its independent auditors that these services did not affect the latter’s independence.

Audit fees
Refers to the audit of the annual financial statements and the review of the Company’s quarterly reports.

Audit-related fees
Refers to due diligence procedures and the preparation and issuance of comfort letters for bonds issued by the Company’s subsidiaries abroad.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Amounts related to services provided by the Company’s auditors	(R$ ‘000)
Audit fees	2,992
Audit-related fees	1,899
Total	4,891

Services additional to the examination of the financial statements are submitted for prior approval to the Audit Committee in order to ensure that, based on the pertinent legislation, they do not represent a conflict of interest or jeopardize the auditors’ independence or objectivity.

In accordance with CVM Instruction 480/09, on March 26, 2013 the Board of Executive Officers declared that they had discussed, reviewed, and were in full agreement with the opinions expressed in the independent auditors’ report and with the financial statements for the fiscal year ended December 31, 2012.

Sarbanes-Oxley Act

The Company is in the final stage of certification of internal controls related to the 2012 Consolidated Financial Statements (CSN and its subsidiaries), in compliance with Section 404 of the Sarbanes-Oxley Act (SOx).

In 2012, tests were carried out to evaluate the effectiveness of internal controls in CSN (Presidente Vargas Steelworks, Casa de Pedra mine and CSN Porto Real), CSN Cimentos, CSN LLC, Prada (distribution and packaging), and Transnordestina Logística S.A - TLSA, which are companies considered significant for SOx certification. The evaluations of these companies began in May 2012. The managers of each process were responsible for carrying out the tests and monitoring the identified and reported improvements.

It is important to emphasize that financial accounts closing and disclosure to the market and Entity Level processes are corporate in nature, including all CSN companies except NAMISA, which has its own structure for executing these processes and activities.

Code of Ethics

CSN has employed a Code of Ethics since 1998. The code is normally delivered to employees in corporate integration training courses.

The Code of Ethics for the Group’s companies’ details the standards of personal and professional conduct expected of its employees in their relations with co-workers, clients, shareholders, suppliers, communities and competitors, as well as the environment, and also contains a declaration of our corporate conduct and our commitment to our employees. Its content is in the public domain and is available at www.csn.com.br.

The Code of Ethics includes, since its inception, the guidelines for “Trading the Company’s Shares”, based on CVM Instruction 358/2002.

Disclosure of Material Acts and Facts

CSN maintains a Material Act or Fact Disclosure Policy, which determines that all such disclosures must contain information that is accurate, appropriate, transparent and in a uniform manner, within the proper timeframes, in accordance with CVM Instruction 358/2002 and Section 409 of the Sarbanes-Oxley Act – Real Time Issuer Disclosure. All material acts or facts are disclosed in Brazil (BOVESPA) and in the United States (NYSE), where the Company’s shares are traded.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

5 – INNOVATION

Aiming to meet new market demands and the expectations of its clients, CSN has been investing in the research and development of new products, including:

•         Lighter structural steel for vehicle and bus bodies, helping to reduce fuel consumption;
•         Pre-painted steel coated with Organo-Metallic film for vehicle fuel tanks, eliminating certain steps in the production chain;
•         Advanced extra-fine steel (“CSN Extra Fino®”) for home appliances and steel furniture.

6- PEOPLE

CSN has a people management model based on five pillars – Attract; Align and Engage; Evaluate; Develop; Recognize and Reward – and invests in projects aimed at professional development and improvement, thereby contributing to the growth of the organization and its people.

In 2012, the Company, which had around 21,000 employees, directed its HR initiatives towards promoting, maintaining and accelerating the development of its employees’ skills in order to meet the Group’s growth requirements and sustainability of the business.

Also in 2012, CSN held the second module of the Leaders’ School, in which 283 officers and 695 coordinators and supervisors took part. The program is designed to develop human resources management in a strategic manner.

The Company has also been investing in the education of trainees and young professionals in order to develop their personal and organizational abilities. These programs seek to attract talent to meet the Company’s future demand for personnel.

7- SOCIAL RESPONSIBILITY

CSN’s social responsibility projects were created to value the potential of each region where it operates and their respective communities, in partnership with local government and society. In 2012, it invested more than R$13 million in educational and cultural activities through CSN Foundation initiatives and through projects developed by external institutions, using tax incentive mechanisms. The sponsored initiatives included the musical “Um Violinista no Telhado” (Fiddler on the Roof), the Jewish Immigration Memorial and the CD “Coral Cidade dos Profetas” (City of the Prophets Choir).

CSN also sponsored projects developed by institutions registered with the Municipal Councils for Children and Teenagers’ Rights such as Cruzeiro’s APAE, whose proceeds are allocated to Children and Teenagers’ Funds.

8- ENVIRONMENTAL RESPONSIBILITY

A commitment to sustainability is part of CSN’s Mission and Values. All its main units have received ISO 14001 certification for their environmental management systems and it is constantly striving to ensure a better integration of its activities, optimizing the use of natural resources.

Throughout 2012, CSN measured the greenhouse gas emissions of its main units in order to develop strategies to manage and mitigate carbon emissions, as well as prepare for compliance with national climate legislation requirements. The Company has been analyzing the effects of climate change and water shortage on its businesses, by participating in the Carbon Disclosure Initiative. It is also a member of the Climate Forum, organized by the Ethos Institute for Business and Social Responsibility to discuss changes to the prevailing legislation.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Also in 2012, CSN examined the performance of its most important units in regard to environmental, social and financial issues in order to prepare a sustainability report in compliance with the guidelines of the Global Report Initiative (GRI).

In addition, the Company’s External Sustainability Council issues guidelines to ensure that new sustainability concepts become an integral part of CSN’s strategic decisions.

9- DISCLAIMER

Certain of the statements contained herein are forward-looking statements and projections, which express or imply results, performance or events that are expected in the future. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, including general and economic conditions in Brazil and in other countries, interest rate and exchange rate levels, future renegotiations and prepayment of foreign-currency liabilities or loans, protectionist measures in Brazil, the United States and other countries, changes in laws and regulations and general competitive factors (on a regional, national or global basis).

CSN’s financial information presented herein is in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil. Non-financial information, as well as other operating information, has not been audited by the independent auditors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional "CSN", alsoreferred to as Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and jointly controlled entities collectively referred to herein as "Group”). The Company’s registered office is located in São Paulo.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics:

Railroads:

CSN has equity interests in two railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística, which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

Ports:

In the State of Rio de Janeiro, the Company operates the Container Terminal known as Sepetiba Tecon at the Itaguaí Port. Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

•       Energy:

As energy is fundamental in its production process, the Company invested in assets for generation of electric power to guarantee its self-sufficiency.

For further details on the Group's strategic investments and segments, see Note 26 - Business Segment Reporting.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of preparation

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil comprise those in the Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by Accounting Pronouncements Committee (CPC) and approved by Brazilian Securities Commission (CVM).

The individual financial statements have been prepared in accordance with the standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities Commission) applicable to the preparation of the financial statements.

The preparation of financial statements in conformity with IFRS and issued by the CPC requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the notes to this report and refer to the allowance for doubtful debts, allowance for inventories losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When both IFRSs and CPCs include the option between acquisition cost and any other measurement criterion (for example, systematic remeasurement), we used the cost criterion.

The individual and consolidated financial statements were approved by the Board of Directors and authorized for issue on March 26, 2013.

(b)      Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated financial statements for the years ended December 31, 2012 and 2011 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds Diplic, Mugen and Vértice as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

•                     Companies

	Equity interests (%)
Companies	12/31/2012	12/31/2011	Main activities

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
Tangua Inc. (1)		100.00	Financial transactions
International Investment Fund	100.00	100.00	Equity interests and financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Florestal Nacional S.A.	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	99.99	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
Transnordestina Logística S.A.	76.13	70.91	Railroad logistics
TFNE - Transnordestina Ferrovias do Nordeste S.A.	99.99		Railroad logistics

Indirect interest in subsidiaries: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests
Lusosider Aços Planos, S. A.	99.94	99.94	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Finance (UK) Ltd (1)		100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	59.17	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	58.96	58.08	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	58.98	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda.	58.98	58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda.	58.98	58.98	Production and sale of household appliances and related products
Empresa de Embalagens Metálicas - MTM do Nordeste	58.98	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	58.98	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U. (2)	100.00		Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U. (2)	100.00		Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U. (2)	100.00		Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH (2)	100.00		Production and sale of long steel and related activities
CSN Steel Sections UK Limited (2)	100.00		Financial transactions, product sales and equity interests
CSN Steel Sections Czech Republic s.r.o. (2)	100.00		Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o (2)	100.00		Financial transactions, product sales and equity interests

Direct interest in jointly controlled entities: proportionate consolidation
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
Itá Energética S.A.	48.75	48.75	Electric power generation
MRS Logística S.A.	27.27	27.27	Railroad transportation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services
CGPAR - Construção Pesada S.A. (3)	50.00		Mining support services and equity interests

Indirect interest in jointly controlled entities: proportionate consolidation
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH (4)	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A. (5)	20.00		Metallurgy and equity interests

(1)     Companies liquidated in 2012.

(2)     Companies acquired on January 31, 2012 (see note 9.e).

(3)     Equity interest acquired in July 2012 (see note 9.d).

(4)     New corporate name of Aloadus Handel Gmbh, changed on August 13, 2012.

(5)     Equity interest acquired on July 31, 2012 (see note 9.f).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

•         Exclusive Funds

	Equity interests (%)
Exclusive Funds	31/12/2012	31/12/2011	Main activities

Direct interests: full consolidation
Diplic - Balanced mutual fund	100.00	100.00	Investment fund
Mugen - Balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Balanced mutual fund privite credit	100.00	100.00	Investment fund

In preparing the consolidated financial statements the following consolidation procedures have been applied:

Unrealized gains on transactions with subsidiaries and jointly controlled entities are eliminated to the extent of CSN’s equity interests in the related entity in the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are indications of impairment. The base date of the financial statements of the subsidiaries and jointly controlled entities is the same as that of the Company, and their accounting policies are in line with the policies adopted by the Company.

•                     Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to determine the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and are deconsolidated from the date when such control ceases.

•                     Joint controlled entities

The financial statements of jointly controlled entities are included in the consolidated financial statements from the date when shared control starts through the date when shared control ceases to exist. Jointly controlled entities are proportionately consolidated.

•                     Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting and are initially recognized at cost.

•                     Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of Company equity. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity, in line item “Valuation adjustments to equity”.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

(c)      Individual financial statements

In the individual financial statements, interests in subsidiaries, jointly controlled entities and associates are accounted for under the equity method of accounting. The same adjustments are made both to the individual financial statements and the consolidated financial statements. In the case of CSN, the accounting practices adopted in Brazil, applied to the individual financial statements, differ from IFRS applicable to the separate financial statements only with respect to the measurement of investments in subsidiaries and associates by the equity method of accounting, which under IFRSs must be measured at cost or fair value.

(d)      Foreign currencies

i.              Functional and presentation currency

Items included in the financial statements of each one of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.             Balances and transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as of December 31, 2012 of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as qualifying cash flow hedges and qualifying net investment hedges.

The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of December 31, 2012, US$1 is equivalent to R$2,0435 (R$1,8758 as of December 31, 2011), EUR 1 is equivalent to  R$2,6954 (R$2,4342 as of December 31, 2011), JPY 1 is equivalent to R$0.02372 (R$0.02431 as of December 31, 2011).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to loans and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to changes in amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in shareholders' equity.

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on non-monetary financial assets, such as investments in shares classified as available-for-sale, are included in comprehensive income in shareholders' equity.

Starting 2012, in view of the changes in operations of the subsidiary Namisa Europe, its functional currency changed from the US dollar to the Brazilian real.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

iii.            Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•         Assets and liabilities in each balance sheet presented have been translated at the exchange rate at the end of the reporting period;

•         Income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates in effect at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates); and

•         All resulting exchange differences are recognized as a separate component in other comprehensive income.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in shareholders' equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

(e)      Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

(f)       Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The estimated losses on doubtful debts were recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the loss estimate.

(g)      Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished products and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale.Estimated losses for slow-moving or obsolete inventories are recognized when considered appropriate.

Stockpiled inventories are accounted for as processed when removed from the mine.  The cost of finished products comprises all direct costs necessary to transform stockpiled inventories into finished products.

(h)      Investments

Investments in subsidiaries, jointly controlled entities and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating revenue (or expenses) in the individual financial statements. In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed of or written off due to impairment loss. Other investments are recognized and maintained at cost or fair value.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

When necessary, the accounting policies of subsidiaries and jointly controlled entities are changed to ensure consistency and uniformity of criteria with the policies adopted by the Company.

(i)            Business combination

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s new assets (see note 3).

(j)       Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful lives of assets, as mentioned in note 10. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter of the normal useful lives of such assets or the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are separately recognized as property, plant and equipment items.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Mineral rights acquired are classified as other assets in property, plant and equipment.
Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of exploration area historical data;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/grade of deposits;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market studies and financial studies.

The costs for the development of new mineral deposits or capacity expansion in mines in operation are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that stripping costs are incurred.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that will increase the asset’s useful life and the useful life of which exceeds 12 months.  These parts are classified in property, plant and equipment and not in inventories.

(k)      Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations and/or those internally generated.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis based on the exploration or recovery periods.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the assets and liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is recognized as ‘Intangible assets’ in the consolidated financial statements. In the individual balance sheet, goodwill is included in investments. Negative goodwill is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives of 1 to 5 years.

(l)       Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

(m)     Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement for the periods during which services are provided by employees. Contributions paid in advance are recognized as an asset on condition that either cash reimbursement or reduction in future payments is available. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value.  Any unrecognized costs of past services and the fair values of any plan assets are deducted.  The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid.  The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan.  In calculating the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and were calculated using the same accounting method used for defined benefit pension plans. These obligations are annually evaluated by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized on a straight-line basis over the average period until the benefits become vested. When the benefits become immediately vested, the expense is recognized in profit or loss.

The Company has chosen to recognize all the actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income, and subsequently are transferred to retained earnings. They are recorded in the income statement only if the plan is extinguished.

ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

(n)      Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle a present obligation, and (iii) the amount can be reliably measured. Provisions are determined discounting the expected future cash flows based on a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the specific risks of the liability.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

(o)      Concessions

The Company has government concessions and their payments are classified as operating leases.

(p)      Share capital

Common shares are classified in shareholders' equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction from the proceeds, net of taxes.

When any Group company buys Company shares (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from shareholders' equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in shareholders' equity attributable to owners of the Company.

(q)      Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration received or receivable. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract.

(r)       Finance income and finance costs

Finance income includes interest income from funds invested (including available-for-sale financial assets), dividend income (except for dividends received from investees accounted for under the equity method in Company), gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Finance costs comprise interest expenses on borrowings, net of the discount to present value of the provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

(s)      Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on the tax laws enacted or substantially enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions assumed in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Company recognizes provisions, when appropriate, based on the estimated payments to tax authorities.

The income tax and social contribution expense comprises current and deferred taxes.  The current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates that have been enacted or substantially enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they will not reverse in the foreseeable future. Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting in the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the end of the reporting period.

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

(t)       Earnings/(loss) per share

Basic earnings/loss per share are calculated by means of the profit/loss for the year attributable to owners of the Company and the weighted average number of common shares outstanding in the related period. Diluted earnings/loss per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Company does not have any instruments potentially convertible into shares and, accordingly, diluted earnings/loss per share are equal to basic earnings/loss per share.

(u)      Environmental and restoration costs

The Company recognizes a provision for the costs of recovery of areas and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period for providing for the amount to be used in recovery coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Company and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

(v)      Research and development

All these costs are recognized in the income statement when incurred, except when they meet the criteria for capitalization. Research and development expenditures recognized as expense for the year ended December 31, 2012, amounted to R$ 6,033 (R$ 6,532 as December 31,2011).

(w)     Financial instruments

i)              Financial assets

Financial assets are classified into the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for- sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

•         Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designed as cash flow hedging instruments. Assets in this category are classified in current assets.

•         Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value.  Loans and receivables are carried at amortized cost using the effective interest method.

•         Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•         Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments of the Company, unless Management intends to dispose of the investment within up to 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

•         Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Gains or losses resulting from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are segregated into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences on monetary securities are recognized in profit or loss, while exchange differences on non-monetary securities are recognized in shareholders' equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income and are only recognized in profit or loss when the investment is sold or written off as a loss.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

ii)                              Impairment of financial assets

The Company assesses of the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•         Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria used by CSN to determine whether there is objective evidence of an impairment loss include:

•       significant financial difficulty of the issuer or counterparty;

•       a breach of contract, such as default or delinquency in interest or principal payments;

•       the issuer, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•       it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•       the disappearance of an active market for that financial asset because of financial difficulties; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

- adverse changes in the payment status of borrowers in the portfolio;

- national or local economic conditions that correlate with defaults on the assets in the portfolio.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

The amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•         Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including factors such as:  industry and segment performance, changes in technology, and operating and financial cash flows. If there is any of this evidence of impairment of available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from shareholders' equity and recognized in the income statement. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed through the income statement.

CSN tested for impairment its available-for-sale investment in Usiminas shares (see note 13).

iii)            Financial liabilities

Financial liabilities are classified into the following categories: measured at fair value through profit or loss and other financial liabilities.Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, and thereby are classified so, unless they have been designated as effective hedging instruments.

•       Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, and trade payables.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

•         Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv)           Derivative instruments and hedging activities

•         Derivatives measured at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Other gains (losses), net”. Even though the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

•         Foreign exchange gains or losses on foreign operations

Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is partially disposed of or sold.

(x)      Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see Note 26).

(y)           Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received, when they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions that are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

(z)           New standards and interpretations issued and not yet adopted

The following standards, amendments to standards and IFRS interpretations issued by the IASB are not yet effective and were not early adopted by the Company for the year ended December 31, 2012:

Standard	Description	Effective date
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income. Groups in other comprehensive income the items that could be reclassified to profit or loss in the income statement for the year.	January 1, 2013
Amendment to IAS 19

Employee Benefits. Eliminates the corridor approach (applied by the Company in previous years) for recognition of actuarial gains or losses and requires that finance costs be calculated on a net funding basis. Simplifies the presentation of changes in assets and liabilities of defined benefit plans and expands the disclosure requirements.

January 1, 2013

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

IFRS 10

Consolidated Financial Statements. Defines principles and requirements for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities. Establishes the concept of control as the basis for consolidation and sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee.

January 1, 2013
IFRS 11

Joint Arrangements. Establishes principles for disclosure of financial statements of entities that are parties of joint agreements. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenues and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportionate consolidation of joint ventures is no longer allowed.

January 1, 2013
IFRS 12

Disclosure of Interests in Other Entities. Consolidates all the requirements of disclosures that an entity should carry out when participating in one or more entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

January 1, 2013
IFRS 13

Fair Value Measurement. Provides a more precise definition of fair value, explains how to calculate it (one single source of measurement), and determines what must be disclosed. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards.

January 1, 2013
Amendment to IAS 7	Disclosures – Offsetting Financial Assets and Financial Liabilities. Establishes disclosure requirements for compensation agreements of financial assets and liabilities.	January 1, 2013
IFRS 27 (revised in 2011)	Separate Financial Statements. Includes other considerations on separate financial statements and the control provisions of IAS 27 that have been included in the new IFRS 10.	January 1, 2013
IAS 28 (revised in 2011)	Investments in Associates and Joint Ventures. Establishes the requirements for joint ventures and associates accounted for under the equity method following the issue of IFRS 11.	January 1, 2013
IFRIC 20

Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 includes clarifications on the recognition of stripping costs in the production phase of a surface mine. Pursuant to IFRIC 20, mining entities that present IFRS financial statements are required to derecognize existing stripping assets to retained earnings if such assets cannot be attributed to an identifiable component of a mineral deposit.

January 1, 2013

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

IAS 32

Financial Instruments: Presentation"  on the offsetting of assets and liabilities. Provides additional clarifications to the application guidance in IAS 32 on the requirement to set off financial assets and financial liabilities in the balance sheet.

January 1, 2014
IFRS 9

Financial Instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis for classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The IAS 39 guidance on the impairment of financial assets, and on hedge accounting continues to apply. The amendment postpones the effective date from 2013 to 2015. It also eliminates the requirement for restatement of comparative information and requires additional disclosures on the transition to IFRS 9.

January 1, 2015

It is expected that some of these new standards will have a material impact on the Group’s financial statements in 2013 and 2015, such as the IFRS 10, IFRS 11 and IFRS 12, which can affect the recognition and disclosure of the investments in entities currently consolidated and/or proportionately consolidated by the Company, IFRIC 20 Shipping Costs in the Production Phase of a Surface Mine can affect the recognition of stripping costs in non-current assets, and IFRS 9 can change the classification and measurement of the Group’s financial assets. The impact of adopting these standards has not yet been measured.

The Accounting Pronouncements Committee (CPC) has not yet issued the pronouncements and amendments correlated with some of the new and revised IFRSs described above. Because of the CPC’s and the CVM’s commitment to keep the set of standards issued updated according to the changes made by the IASB, we expect that such pronouncements and amendments be issued by the CPC and approved by the date they become effective.

As for the other new and revised standards listed in the table above, the Company estimates that their adoption will not have material impacts on its financial statements.

3.     BUSINESS COMBINATION

•       Companhia Brasileira de Latas (“CBL”)

On July 12, 2011, CSN conducted, through its wholly owned subsidiary “Prada”, a capital increase in Companhia Brasileira de Latas (“CBL”) through the capitalization of receivables. As a result, the Company became the holder of CBL’s control, with an equity interest equivalent to 59.17% of its voting capital, represented by 784,055,451 common shares (“Acquisition”).

The acquisition of CBL’s control will generate operating and administrative synergies that will result in a decrease in production costs, logistics costs and administrative costs.

As mentioned in note 2(i), the acquisition method was used to account for identifiable assets acquired, liabilities assumed, and non-controlling interests. Non-controlling interests in CBL equivalent to 40.83% were proportionately determined, based on the fair value of identifiable assets acquired and liabilities assumed. Some of the non-controlling shareholders are in the corporate structure of CSN’s parent group.

The purchase price of R$43,316 was allocated between identified assets acquired and liabilities assumed, measured at fair value. The asset and liability identification process considered the intangible assets that were not recognized in the acquirees’ books.The transaction costs are represented by consulting services and lawyers’ fees totaling R$485, which have been allocated to profit or loss as incurred.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered on the acquisition of CBL’s control, and the calculation of the resulting goodwill.

Assets acquired and liabilities assumed	Carrying amounts	Fair value adjustments	Total fair value

Current assets	62,182	(7,465)	54,717
Non-current assets (*)	44,718	89,449	134,167
Current liabilities	(144,225)	10,522	(133,703)
Non-current liabilities (**)	(567,469)	351,035	(216,434)
Total assets acquired and liabilities assumed	(604,794)	443,541	(161,253)

 (*) Comprising mainly the fair value adjustment to property, plant and equipment amounting to R$90,572. Total fair value of property, plant and equipment was measured at R$123,518 (see note 10).

(**) Comprising mainly the fair value adjustment to payables to CSN amounting to R$388,640.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet were adjusted after the completion of the valuation report in December 2011.

Goodwill arising on acquisition

(-) Book value of CBL	(604,794)
(+) Fair value adjustment of assets acquired and liabilities assumed	443,541
(=) Total fair value of assets acquired and liabilities assumed	(161,253)

Purchase price	43,316

Goodwill arising on acquisition	204,569

Goodwill arising on the acquisition comprises mainly the expected synergiesgenerated by the business combination of packings segments of Companhia Metalúrgica Prada with CBL.

On December 31,2012, the business combination with Companhia Brasileira de Latas, which took place on July 12, 2011, is under review of Conselho Administrativo de Defesa Econômica, or CADE (Brazilian antitrust agency).

•       Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L., CSN completed the acquisition of all the shares (“Shares”) of the Spanish companies (a) Dankerena Guipúzcoa, S.L. (currently named CSN Steel Holdings 2, S.L.U.) and Grupo Alfonso Gallardo Thüringen, S.L.U. (currently named CSN Steel Holdings 1, S.L.U.), holding companies that together hold 100% of the capital of the German company Stahlwerk Thüringen GmbH (“SWT”), a producer of long steel located in Unterwellenborn, Germany, specialized in the production of shapes and with installed capacity of 1.1 million metric tons of steel/year; and (b) Gallardo Sections S.L.U.  (currently named CSN Steel Comercializadora, S.L.U.), a trader of SWT products, all previously held by Grupo Alfonso Gallardo, S.L.U.  (“AG Group”).

This acquisition helps CSN to strengthen its role in the long steel segment, by strengthening its portfolio of world class assets.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

As mentioned in note 2(i), the acquisition method was used to account for identifiable assets acquired and liabilities assumed.

The purchase price of R$301,192 (€131,790), including the final adjustment to the purchase price of R$1,943 (€850), was allocated between identified assets acquired and liabilities assumed, measured at fair value. In the purchase price identification process, the Company considered the adjustments presented below and the starting point was the transaction amount of R$1,104,648 (€483,350)

Amounts in R$
Transaction price	1,104,648
Net debt	(857,031)
Provisions	(11,782)
Tax credits	13,498
Working capital	51,859
(=) Purchase price	301,192

The transaction costs are represented by consulting services and lawyers’ fees totaling R$20,879, which have been included in the income statement, in general and administrative expenses, as incurred.

The tables below show the allocation of identifiable assets acquired and liabilities assumed recognized at the acquisition date, the purchase price considered in the acquisition of SWT and Gallardo Sections, and the calculation of the resulting goodwill.

The fair value adjustments made based on the corporate balance sheet to prepare the opening balance sheet were adjusted after the completion of the valuation report in December 2012.

	Carrying amounts	Fair value adjustments	Total fair value
Assets acquired
Current assets (*)	400,387		400,387
Non-current assets (**)	191,956	786,988	978,944
Current liabilities	(262,203)		(262,203)
Non-current liabilities (***)	(842,526)	(209,005)	(1,051,531)
Total assets acquired	(512,386)	577,983	65,597

(*) Includes R$14,880 in cash and cash equivalents.

(**) Comprising mainly the fair value adjustment to property, plant and equipment amounting to R$392,817. Total fair value of property, plant and equipment was measured at R$582,478  (see note 10).

(***) Refers to the deferred income tax on the fair value adjustments.

Goodwill arising on acquisition

(+) Purchase price	301,192
(-) Fair value of assets acquired and liabilities assumed	65,597
(=) Goodwill arising on acquisition	235,595

Goodwill arising on the acquisition was mainly based on expected future earnings, as described in note 11.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

4.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Current
Cash and cash equivalents
Cash and banks	207,614	101,360	25,897	14,047

Short-term investments
In Brazil:
Government bonds	862,299	646,594	769,447	773,523
Private securities	902,159	2,017,019	340,720	1,241,159
	1,764,458	2,663,613	1,110,167	2,014,682
Abroad:
Time deposits	12,472,803	12,652,420	1,859,693	44,515
Total short-term investments	14,237,261	15,316,033	2,969,860	2,059,197
Cash and cash equivalents	14,444,875	15,417,393	2,995,757	2,073,244

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, which are considered exclusives and are consolidated with repurchase agreements backed by government and private bonds with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) and Debentures with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Bills (LTNs) and Financial Treasury Bills (LFTs). The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. Investments in funds were consolidated.

In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with leading banks, bearing fixed rates.

5.     TRADE RECEIVABLES

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Trade receivables
Third parties
Domestic market	832,620	895,517	521,517	620,426
Foreign market	876,393	701,807	23,799	4,869
Estimated losses on doubtful debts	(111,532)	(124,939)	(86,391)	(101,407)
	1,597,481	1,472,385	458,925	523,888
Related parties (Note 18 - b and c)	117,598	86,612	552,744	2,120,038
	1,715,079	1,558,997	1,011,669	2,643,926

Other receivables
Dividends receivable (Note 18 - b)			985,973	676,242
Other receivables from related parties	17,065	1,537	114,478	163,248
Other receivables	62,422	55,672	34,789	33,384
	79,487	57,209	1,135,240	872,874
	1,794,566	1,616,206	2,146,909	3,516,800

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

The gross trade receivables balance from third parties is comprised as follows:

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Falling due	1,436,878	1,359,540	406,543	484,722
Overdue until 180 days	123,379	89,766	25,052	16,915
Overdue above 180 days	148,756	148,018	113,721	123,658
	1,709,013	1,597,324	545,316	625,295

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 14 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$224,718  as of December 31, 2012 (R$262,367  as of December 31, 2011), less the trade receivables.

The changes in the Company’s estimated losses on doubtful debts are as follows:

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Opening balance	(124,939)	(117,402)	(101,407)	(99,023)
Estimated losses	(11,073)	(20,005)	(6,668)	(11,628)
Recovery of receivables	24,480	12,468	21,684	9,244
Closing balance	(111,532)	(124,939)	(86,391)	(101,407)

6.     INVENTORIES

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Finished products	1,133,002	997,128	755,770	714,688
Work in process	668,152	776,918	584,952	680,997
Raw materials	563,533	694,383	477,350	566,734
Storeroom supplies	1,084,854	981,086	885,819	802,343
Iron ore	174,643	215,399	74,341	72,248
Advances to suppliers	55,068	153,215	16,414	126,421
(-) Allowance for inventory losses	(99,227)	(83,145)	(90,344)	(77,814)
	3,580,025	3,734,984	2,704,302	2,885,617

Changes in the allowance for inventory losses are as follows:

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Opening balance	(83,145)	(64,115)	(77,814)	(61,702)
Estimated losses on obsolete or slow-moving inventories	(16,082)	(19,030)	(12,530)	(16,112)
Closing balance	(99,227)	(83,145)	(90,344)	(77,814)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Estimated losses for certain items considered obsolete or slow-moving were recognized.

As of December 31, 2012, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$144,483  as of December 31, 2011), as described in note 7.

7.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Judicial deposits (Note 16)			732,666	954,711			680,603	877,672
Credits with the PGFN (*) (Note 15)			84,392	806,103			84,392	806,103
Recoverable taxes (**)	569,486	689,006	310,542	257,977	267,172	400,458	68,675	101,859
Prepaid taxes
Prepaid expenses	44,332	24,135	100,728	115,853	17,757	10,834	21,580	24,560
Actuarial asset - related party			93,546				93,163
Unrealized gains on derivatives (Note 13 I)	239,266	55,115	8,665	376,344	237,525			374,455
Guarantee margin on financial instruments (Note 13 V)	435,161	407,467			17,024
Iron ore inventory (Note 6)			144,483	144,483			144,483	144,483
Northeast Investment Fund - FINOR			9,914	47,754			8,452	46,292
Trade receivables			8,983	10,043			10,649	10,202
Receivable from related parties			136,077	115,549			527,252	125,843
Other	14,234		18,060	47,452			17,708	40,818
	1,302,479	1,175,723	1,648,056	2,876,269	539,478	411,292	1,656,957	2,552,287

(*) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program) as described in note 15.

(**) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

8.     INCOME TAX AND SOCIAL CONTRIBUTION

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

	Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Income tax and social contribution income/(expenses)
Current	(205,022)	(136,427)
Deferred	1,075,156	52,542	1,022,019	240,467
	870,134	(83,885)	1,022,019	240,467

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

	Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Profit before income tax and social contribution	(1,350,708)	3,751,119	(1,442,132)	3,465,566
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	459,241	(1,275,380)	490,325	(1,178,292)
Adjustment to reflect effective rate:
Equity Method			451,031	1,497,347
Income subject to special tax rates or untaxed	386,182	1,279,431
Tax incentives	2,115	73,134		68,767
Adjustments arising from Law 11,941 and MP 470 installment plans	39,256	(16,060)	39,256	(16,088)
Sale of nondeductible securities		(189,946)		(126,299)
Tax loss carryforwards without recognizing deferred taxes	(42,683)
Tax credits		44,434
Other permanent deductions (additions)	26,023	502	41,407	(4,968)
Income tax and social contribution in profit (loss) for the year	870,134	(83,885)	1,022,019	240,467
Effective rate	-64%	2%	-71%	-7%

(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the financial statements. They are presented at net amounts when related to a sole jurisdiction.

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Deferred tax assets
Income tax loss carryforwards	818,705	425,406	639,247	392,991
Social contribution loss carryforwards	242,606	157,858	231,805	141,445
Temporary differences	1,311,190	1,257,509	998,723	766,214
- Provision for tax, social security, labor and civil risks	269,803	211,835	264,958	200,225
- Asset impairment losses	66,062	60,930	40,035	24,544
- Inventory impairment losses	50,295	30,814	29,472	28,048
- Gains/(losses) on available-for-sale financial instruments	363,966	253,985	191,511	192,226
- Actuarial liability (pension and healthcare plan)	157,445	144,360	157,802	144,297
- Provision for interest on capital		74		74
- Accrued supplies and services	66,997	67,445	52,379	64,689
- Estimated losses on doubtful debts	30,761	45,342	29,752	41,854
- Goodwill on merger	62,042	371,153	10,031	23,406
- Unrealized foreign exchange (*)	206,711		197,944
- Other	37,108	71,571	24,839	46,851
Non-current assets	2,372,501	1,840,773	1,869,775	1,300,650

Deferred tax liabilities
- Business combination	225,965	17,960
- Other	58,145	19,891
Non-current liabilities	284,110	37,851

(*) In 2012, the Company opted for taxing foreign exchange on a cash basis to calculate income tax and social contribution.

Some Group companies recognized tax credits on income tax and social contribution loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

The estimate of recovery of the deferred income tax and social contribution assets is as follows:

	Consolidated	Parent Company
Up to 1 year	1,473,430	998,724
From 1 to 2 years	424,119	413,903
From 2 to 3 years	462,860	451,930
From 3 to 5 years	12,092	5,218
	2,372,501	1,869,775

Certain Group companies have tax assets amounting to R$789,704 and R$259,933, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, of which R$10,769 expire in 2013, R$771 in 2014, R$30,978 in 2015, and R$50,225 in 2025. The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The tax benefit of goodwill of National Minérios S.A., which arose on the merger of Big Jump in July 2009, amounted to R$1,391,858. Up to December 31, 2012 a total amount of R$951,104 (R$672,732 up to 2011) had been realized, leaving a remaining amount of R$440,754, which will be realized through 2014. In 2013, this realization will be R$278,372  and in 2014, the benefit will be R$162,382.

The undistributed profits of the Company’s foreign subsidiaries have been invested and will continue to be invested in their operations. These undistributed profits of the Company’s foreign subsidiaries amounted to R$8,111,394  as of December 31, 2012 (R$8,033,902 as of December 31, 2011).

(c)   Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Income tax and social contribution
Actuarial gains on defined benefit pension plan	66,155	54,714	65,980	54,651
Changes in the fair value on available-for-sale financial assets	(377,164)	241,484	(285,164)	179,725
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
	(736,519)	(129,312)	(644,694)	(191,134)

(d)   Tax incentives

The Company is granted by Income Tax incentives based on the legislation in effect, such as: Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, and Funds for the Rights of Children and Adolescents.  As of December 31, 2012, these tax incentives total R$3,366 (R$1,914 as of December 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

9.     INVESTMENTS

a)     Direct equity interests in subsidiaries and jointly controlled entities

	12/31/2012							12/31/2011
Companies	Number of shares held by CSN (in units)		% Direct interest	Assets	Liabilities	Shareholders' equity	Profit (loss) for the year	% Direct interest	Assets	Liabilities	Shareholders' equity	Profit (loss) for the year
	Common	Preferred
Subsidiaries
CSN Islands VII Corp.	20,001,000		100.00	7,058,295	7,261,007	(202,712)	(228,179)	100.00	407,707	382,240	25,467	(931)
CSN Islands VIII Corp.	2,501,000		100.00	1,419,190	1,365,455	53,735	10,535	100.00	1,452,511	1,409,311	43,200	(8,842)
CSN Islands IX Corp.	3,000,000		100.00	856,329	854,456	1,873	614	100.00	786,167	784,908	1,259	1,420
CSN Islands X Corp.	1,000		100.00	57	45,283	(45,226)	(4,449)	100.00	70	40,847	(40,777)	(5,215)
CSN Islands XI Corp.	50,000		100.00	1,566,837	1,559,941	6,896	370	100.00	1,438,225	1,431,699	6,526	871
CSN Islands XII Corp.	1,540		100.00	1,763,078	2,043,055	(279,977)	(140,846)	100.00	1,735,094	1,874,226	(139,132)	(112,535)
Tangua Inc.							1,794	100.00	23,983		23,983	2,806
International Investment Fund	50,000		100.00	98		98	(1,107)	100.00	39,565	24,265	15,300	36,359
CSN Minerals S.L.U.	131,649,926		100.00	3,762,487	495	3,761,992	858,206	100.00	2,906,449	2,666	2,903,783	1,798,089
CSN Export Europe, S.L.U.	35,924,748		100.00	790,202	299	789,903	87,192	100.00	802,447	99,735	702,712	358,567
CSN Metals S.L.U.	256,951,582		100.00	1,254,559	247	1,254,312	112,967	100.00	1,147,456	6,682	1,140,774	173,097
CSN Americas S.L.U.	151,877,946		100.00	1,688,612	10,383	1,678,229	289,573	100.00	1,394,255	5,598	1,388,657	576,562
CSN Steel S.L.U.	454,072,527		100.00	2,337,092	368,325	1,968,767	(123,795)	100.00	4,042,029	268,566	3,773,463	425,720
Sepetiba Tecon S.A.	254,015,052		99.99	259,258	35,939	223,319	33,099	99.99	224,793	26,711	198,082	31,516
Mineração Nacional S.A.	999,999		99.99	1,151	97	1,054	62	99.99	1,090	23	1,067	85
CSN Aços Longos S. A.												(354)
Florestal Nacional S.A.	24,616,207		99.99	440,909	742,238	(301,329)	(327,530)	99.99	386,218	681,574	(295,356)	(69,731)
Estanho de Rondônia S.A.	34,236,306		99.99	48,986	15,231	33,755	5,044	99.99	41,692	11,918	29,774	15,263
Companhia Metalic Nordeste	92,293,155		99.99	169,282	46,897	122,385	6,049	99.99	156,915	40,579	116,336	11,100
Companhia Metalúrgica Prada	4,668,787		99.99	686,299	456,952	229,347	(157,156)	99.99	527,885	276,475	251,410	(208,736)
CSN Cimentos S.A.	3,734,582,664		99.99	1,237,779	102,523	1,135,256	(143,975)	99.99	1,221,115	157,207	1,063,908	32,413
INAL Nordeste S. A.												(3,595)
Congonhas Minérios S.A.	64,610,862		99.99	1,984,592	2,006,645	(22,053)	(20,855)	99.99	2,014,364	2,015,562	(1,198)	(22,557)
CSN Energia S.A.	43,149		99.99	15,796	7,744	8,052	(11,190)	99.99	30,042	13,800	16,242	(1,689)
Transnordestina Logística S.A.	22,999,805	1,397,545	76.13	3,902,500	2,450,426	1,452,074	(57,875)	70.91	2,890,348	1,784,307	1,106,041	(40,119)
TFNE - Transnordestina Ferrovias do Nordeste S.A.	9,999		99.99	10		10
Joint controlled entities
Nacional Minérios S.A.	285,040,443		60.00	9,118,928	1,317,238	7,801,690	982,800	60.00	8,314,588	1,010,737	7,303,851	1,263,068
Itá Energética S.A.	253,606,842		48.75	375,370	45,566	329,804	32,631	48.75	390,651	79,371	311,280	26,602
MRS Logística S.A.	52,414,154	40,301,916	27.27	1,712,266	1,026,680	685,586	121,769	27.27	1,511,484	884,576	626,908	142,631
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146		50.00	14,635	12,747	1,888	14
CGPAR - Construção Pesada S.A.	500		50.00	37,599	36,669	930	1,750
Associates
Arvedi Metalfer do Brasil	15,406,408		20.00	22,718	9,740	12,977	(7,783)

The number of shares, the balances of assets, liabilities and shareholders' equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

b)     Changes in investments in associates, subsidiaries and jointly controlled entities

		Parent Company
	12/31/2012	12/31/2011
Opening balance of investments	22,573,890	17,023,295
Opening balance of impairment loss allowance	(476,463)	(140,875)
Capital increase/acquisition of shares	649,496	3,240,582
Capital reduction	(1,855,208)
Dividends	(585,675)	(853,316)
Share of profits of investees	1,331,593	4,397,137
Comprehensive income (*)	867,905	(1,281,507)
Merger of subsidiary (**)		(290,789)
Other	(330)	2,900
Closing balance of investments	23,356,506	22,573,890
Closing balance of impairment loss allowance	(851,298)	(476,463)

(*) Refers to the mark-to-market of investments classified as available-for-sale and the translation into the presentation currency, and, as described in Note 9.f), in 2011 the Company disposed of its interest in Riversdale;

(**) Merger of CSN Aços Longos on January 28, 2011 and Inal Nordeste on May 30, 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

c)     Additional information on the main operating subsidiaries

•       SEPETIBA TECON

It is engaged in operating Container Terminal No. 1 of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. The terminal is connected to UPV by the Southeast railroad network, the concession of which is granted to MRS Logística. The services provided are handling and storage of containers, steel products and cargo in general, among other products and services related to container washing, maintenance and sanitization.

Sepetiba Tecon won the auction held on September 3, 1998 for the terminal concession, which allows it to operate the terminal during a 25-year period, extendable for another 25 periods.

Upon concession termination, all rights and privileges transferred to Tecon will be handed back to the Federal Government, together with the assets owned by Tecon and those resulting from investments made by Tecon in leased assets, declared as returnable assets by the Federal Government as they are necessary to the continuity of the related services. Any assets declared as returnable assets will be compensated by the Federal Government at their residual value, calculated based on Tecon’s accounting records, less depreciation.

•       ESTANHO DE RONDÔNIA - ERSA

Headquartered in the State of Rondônia, this subsidiary operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. In Itapuã do Oeste, where the mining business unit is based, it mines cassiterite (tin ore) while in Ariquemes it operates a foundry to obtain metallic tin, the raw material used by UPV for the production of tin plates.

•       CIA. METALIC NORDESTE

Headquartered in Maracanaú, State of Ceará, it is engaged in manufacturing metallic containers basically sold to the beverage industry. Its production is mainly sold in Brazil’s North and Northeastern market, and the lid surplus is sold in the foreign market.

It operating unit has two different production lines: Cans, using as raw material tine-coated steel supplied by the parent company and Lids, using as raw material aluminum.

•       COMPANHIA METALÚRGICA PRADA

Steel containers

Companhia Metalúrgica Prada (Prada) is engaged in the manufacture and sale of steel containers, producing the best and safest cans, pails and spray cans. It supplies containers and lithography services to the main companies in the chemical and food industries.

On July 12, 2011, Companhia Metalúrgica Prada conducted a capital increase in Companhia Brasileira de Latas (CBL) through the capitalization of debentures and other receivables. As a result, Companhia Metalúrgica Prada became the holder of CBL’s control, with an equity interest equivalent to 59.17% of its voting capital.

As Prada, CBL is engaged in the manufacturing of steel containers supplied to the main companies in the chemical and food industries supplying its products to the main companies in the market.

Distribution

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Prada’s Distribution unit is engaged in the processing and distribution of steel sheet and plates and has a diversified product line. It supplies spools, rolls, plates, stripes, blanks, metal sheets, shapes, pipes, tiles, and other products to different manufacturing industries, from automotive to construction. It is also specialized in providing steel processing services, meeting the demand from nationwide companies.

•       CSN CIMENTOS

Headquartered in Volta Redonda, State of Rio de Janeiro, it is engaged in the production and sale of cement and uses as one of its raw materials the blast furnace slag from the pig iron production of UPV. CSN Cimentos started to operate on May 14, 2009.

At the beginning of 2011, CSN Cimentos started manufacturing clinker in its Arcos plant, in Minas Gerais. This unit was sold to CSN in January 2012 and became a Company branch.

•       CSN ENERGIA

It is primarily engaged in the distribution and sale of electric power surpluses generated by CSN and companies, consortiums or other ventures in which the Company holds equity interests.

•         TRANSNORDESTINA LOGÍSTICA

It is primarily engaged in the operation and development of the railroad freight transportation public service in the Northeast of Brazil network.

As of December 31, 2012 CSN held 76.13% of Transnordestina Logística’s share capital.

d)     Investments in jointly controlled entities

The balances of the balance sheets and income statements of the companies under shared control are stated below and have been consolidated into the Company’s financial statements according to the percentage equity interests described below:

				12/31/2012			12/31/2011
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	Nacional Minérios (*)	Itá Energética	MRS Logística
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	60.00%	48.75%	27.27%
Balance sheet
Current assets	5,654,420	89,370	931,922	25,383	4,155,543	81,729	917,291
Non-current assets	9,513,580	680,621	5,347,154	3,887	9,526,804	719,606	4,625,495
Long-term receivables	8,296,673	39,771	440,545		8,422,434	44,239	336,439
Investments, PP&E and intangible assets	1,216,907	640,850	4,906,609	3,887	1,104,370	675,367	4,289,056
Total assets	15,168,000	769,991	6,279,076	29,270	13,682,347	801,335	5,542,786

Current liabilities	1,889,429	87,658	1,209,841	16,131	1,260,068	100,175	1,108,938
Non-current liabilities	355,401	5,812	2,555,114	9,364	307,352	62,637	2,134,906
Shareholders' equity	12,923,170	676,521	2,514,121	3,775	12,114,927	638,523	2,298,942
Total liabilities and shareholders' equity	15,168,000	769,991	6,279,076	29,270	13,682,347	801,335	5,542,786

Statements of Income
Net revenue	3,836,415	217,493	3,013,158	61,915	3,766,712	242,913	2,862,337
Cost of sales and services	(2,730,077)	(66,162)	(1,993,927)	(58,245)	(2,168,655)	(81,692)	(1,732,552)
Gross profit	1,106,338	151,331	1,019,231	3,670	1,598,057	161,221	1,129,785
Operating (expenses) income	(412,091)	(48,688)	(262,777)	(3,807)	(135,782)	(66,223)	(199,754)
Finance income (costs), net	1,329,707	(1,745)	(82,417)	174	1,040,693	(12,327)	(134,272)
Profit before income tax and social contribution	2,023,954	100,898	674,037	37	2,502,968	82,671	795,759
Current and deferred income tax and social contribution	(407,469)	(33,962)	(227,497)	(10)	(429,624)	(28,103)	(272,714)
Profit for the year	1,616,485	66,936	446,540	27	2,073,344	54,568	523,045

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

The balance sheet and income statement amounts refer to 100% of the companies’ results.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

•       NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, State of Minas Gerais, this company is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets for sale of its products. Its major operations are carried out in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

CSN holds and proportionately consolidates 60% of Namisa’s capital.

•       ITÁ ENERGÉTICA S.A. - ITASA

ITASA is a corporation originally created to carry out the construction of the Itá hydroelectric power plant:  contracting for the supply of goods and services necessary to carry out the project and raising funds, including posting the corresponding guarantees.

CSN holds 48.75% of ITASA’s share capital.

•       MRS LOGÍSTICA

This subsidiary is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Network, located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A.- RFFSA, which was privatized on September 20, 1996.

As of December 31, 2012 the Company directly held 27.27% and indirectly, through its jointly controlled entity Nacional Minérios S.A. (Namisa), 6% of MRS’s capital.

MRS can also engage in modal transportation services related to railroad transportation and also participate in projects aimed at expanding the railroad services granted on a concession basis.

For provision of the services covered by the concession agreement obtained for a period of 30 years starting on December 1, 1996, extendable for an equal period by exclusive decision of the concession grantor, MRS leased from RFFSA for the same concession period the assets required for operation and maintenance of the railroad freight transportation activities.  Upon extinction of the concession, all leased assets will be transferred to the ownership of the railroad transportation operator designated in that same act.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

Igarapava Hydroelectric Power Plant is located in Rio Grande, in the city of Conquista, MG, with installed capacity of 210 MW. It consists of 5 bulb type generating units and is considered a major mark for power generation in Brazil.

CSN holds 17.92% of investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2012 is R$30,584 (R$31,751 as of December 31, 2011) and the amount of the expense in 2012 is R$6,620 (R$6,366 in 2011).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA

In December 2011, CSN subscribed to 1,876,146 common shares, corresponding to 50% of the capital of CBSI - Companhia Brasileira de Serviços de Infraestrutura (“CBSI”). The investment is the result of a joint venture between CSN and CKLS Serviços Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services to subsidiaries, associates, controlling companies and third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

•       CGPAR CONSTRUÇÃO PESADA S.A.

On July 18, 2012 CSN subscribed 50,000 common shares, corresponding to 50% of the capital of CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”), totaling R$50,000.00. This subscription is the result of a joint venture formed by CSN and GPA Construção Pesada e Mineração Ltda. Based in the city of Belo Horizonte, MG, CGPAR is mainly engaged in the provision of services related to the support to the extraction of iron ore, earth leveling, earthmoving, and dam construction.

e)     Additional information on indirect interests held abroad

•                     STAHLWERK THÜRINGEN GMBH (SWT)

On January 31, 2012, through its wholly-owned subsidiary CSN Steel S.L.U., CSN acquired the company Stahlwerk Thüringen Gmbh, as mentioned in note 3.

Stahlwerk Thüringen Gmbh was incorporated in 1992, from the discontinued Maxhütte steel industrial complex, in Unterwellenborn, Germany, and produces steel shapes for construction, in accordance with international quality standards. It main raw material is steel scrap and its installed capacity is 1.1 million metric tons of steel/year.

•                     COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities of the liquidated Heartland Steel Inc., headquartered in Wilmington, State of Delaware, USA, it has an industrial plant in Terre Haute, State of Indiana, USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Americas, a subsidiary of CSN.

•                     LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional - a company privatized by the Portuguese government that year, Lusosider is the only Portuguese steel company to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company provides in Paio Pires an installed capacity of around 550,000 metric tons per year to produce four large groups of steel products:  galvanized plate, cold-rolled plate, pickled and oiled plate.  Products manufactured by Lusosider may be used in the containers industry, civil construction (pipes and metallic structures), and in home appliance components.

f)      Other investments

•       RIVERSDALE MINING LIMITED - Riversdale

On April 20, 2011, the Company, through its subsidiary CSN Europe Lda., adhered to the tender offer of Riversdale Mining Limited (“Riversdale”) shares conducted by Rio Tinto. Therefore, the Company sold 100% of its equity interest held in Riversdale’s share capital, corresponding to 47,291,891 shares of the price of A$16.50 per share, totaling A$780,316.

•       PANATLÂNTICA

Publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is carried at fair value.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

CSN currently holds 9.40% of Panatlântica’s total share capital.

•       USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations. USIMINAS produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, to be sold in the domestic market and also for exports. It also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. USIMINAS also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, ports, as well as in locations strategic for the shipment of its production.

As of December 31, 2012, the Company reached holdings of 14.13% in common shares and 20.69% in preferred shares of Usiminas' share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“BM&F BOVESPA”:  USIM3 and USIM5).

•       ARVEDI METALFER DO BRASIL

On July 31, 2012, the Company acquired a non-controlling interest corresponding to 20% of the capital of Arvedi Metalfer do Brasil S.A., company in preoperating stage focused on the production of pipes, headquartered in Salto, State of São Paulo.

The breakdown of consolidated investments is as follows:

		Consolidated
	12/31/2012	12/31/2011
Panatlântica	12,965	12,030
Usiminas	2,323,172	2,077,277
Arvedi Metalfer do Brasil	12,977
Other	2,660	(1,082)
	2,351,774	2,088,225

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

10.   PROPERTY, PLANT AND EQUIPMENT

Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2010	175,792	1,213,608	6,974,024	28,427	4,515,806	868,910	13,776,567
Effect of foreign exchange differences	1,234	3,640	16,377	135	(157)	2,162	23,391
Acquisition through business combination	3,325	10,805	14,050	562	4,204	90,572	123,518
Acquisitions					4,400,825		4,400,825
Disposal		(6,719)	(30,059)	(17)		19,097	(17,698)
Depreciation		(39,364)	(821,672)	(4,931)		(65,441)	(931,408)
Reversal of estimated losses on disposal of assets						4,774	4,774
Transfers to other asset categories	14,233	273,320	1,477,118	9,172	(1,848,785)	74,942
Transfers to intangible assets					(11,104)	(383)	(11,487)
Other		(170)	(4,883)	54	(4,470)	18,063	8,594
Balance at December 31, 2011	194,584	1,455,120	7,624,955	33,402	7,056,319	1,012,696	17,377,076
Cost	194,584	1,700,245	11,138,198	139,679	7,056,319	1,459,659	21,688,684
Accumulated depreciation		(245,125)	(3,513,243)	(106,277)		(446,963)	(4,311,608)
Balance at December 31, 2011	194,584	1,455,120	7,624,955	33,402	7,056,319	1,012,696	17,377,076
Effect of foreign exchange differences	5,656	22,322	246,204	379	471	(148,244)	126,788
Acquisition through business combination	22,852	103,739	419,787	1,202	1,079	33,819	582,478
Acquisitions					3,142,634		3,142,634
Capitalized interests (Notes 25 and 32)					409,498		409,498
Disposal	(1,375)	(255)	(10,135)	(159)	(769)	7,447	(5,246)
Depreciation		(70,509)	(1,058,081)	(13,474)		(75,464)	(1,217,528)
Estimated losses on disposal of assets						(6,676)	(6,676)
Transfers to other asset categories	(32,855)	101,572	1,001,977	17,076	(1,123,481)	35,711
Transfers to intangible assets					(8,808)	(787)	(9,595)
Other			(74,552)		62,787	21,083	9,318
Balance at December 31, 2012	188,862	1,611,989	8,150,155	38,426	9,539,730	879,585	20,408,747
Cost	188,862	1,917,814	12,758,762	151,008	9,539,730	1,397,841	25,954,017
Accumulated depreciation		(305,825)	(4,608,607)	(112,582)		(518,256)	(5,545,270)
Balance at December 31, 2012	188,862	1,611,989	8,150,155	38,426	9,539,730	879,585	20,408,747

	Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2010	94,133	766,826	5,651,657	21,953	1,649,182	248,665	8,432,416
Merger of subsidiaries	258	6,663	5,343	577	506,676	547	520,064
Acquisitions					2,015,015		2,015,015
Disposal			(16,247)	(18)	(411)		(16,676)
Depreciation		(23,421)	(718,246)	(3,925)		(11,507)	(757,099)
Reversal of estimated losses on disposal of assets						8,701	8,701
Transfers to other asset categories	8,282	54,241	923,169	6,703	(1,027,494)	35,099
Transfers to intangible assets					(2,522)		(2,522)
Other			(492)	23	(114)	48,529	47,946
Balance at December 31, 2011	102,673	804,309	5,845,184	25,313	3,140,332	330,034	10,247,845
Cost	102,673	903,647	8,211,591	119,671	3,140,332	415,876	12,893,790
Accumulated depreciation		(99,338)	(2,366,407)	(94,358)		(85,842)	(2,645,945)
Balance at December 31, 2011	102,673	804,309	5,845,184	25,313	3,140,332	330,034	10,247,845
Acquisitions					2,000,744		2,000,744
Capitalized interests (Notes 25 and 32)					276,596		276,596
Disposal			(3,605)	(12)			(3,617)
Depreciation		(29,660)	(869,362)	(4,567)		(12,650)	(916,239)
Transfers to other asset categories	2,669	160,484	920,661	6,363	(891,530)	(198,647)
Transfers to intangible assets					(2,547)		(2,547)
Other			(73,351)		62,806	43,945	33,400
Balance at December 31, 2012	105,342	935,133	5,819,527	27,097	4,586,401	162,682	11,636,182
Cost	105,342	1,065,326	9,052,087	125,936	4,586,401	259,592	15,194,684
Accumulated depreciation		(130,193)	(3,232,560)	(98,839)		(96,910)	(3,558,502)
Balance at December 31, 2012	105,342	935,133	5,819,527	27,097	4,586,401	162,682	11,636,182

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers.In Parent Company, it also includes leasehold improvements, vehicles, hardware, mines and fields and replacement storeroom supplies.

The breakdown of the projects comprising construction in progress is as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

	Consolidated
	Project objective	Start date	Completion date		12/31/2012	12/31/2011
Logistics
	Expansion of Transnordestina railroad by 1,728 km to boost the transportation of varied products as iron ore, limestone, soybeans, cotton, sugarcane, fertilizers, oil and fuels.	2009	2016		4,642,102	3,489,871
	Expansion of MRS's capacity and current investments for maintenance of current operations.				232,818	290,410
	Current investments for maintenance of current operations.				37,589	15,479
					4,912,509	3,795,760
Mining
	Expansion of Casa de Pedra Mine capacity production to 42 Mtpa.	2007	2015	(1)	1,613,130	1,322,433
	Expansion of TECAR to permit an annual exportation of 60 Mtpa.	2009	2016		714,986	425,134
	Expansion of Namisa capacity production.	2008	2016	(2)	131,408	137,059
	Current investments for maintenance of current operations.				13,080	46,421
					2,472,604	1,931,047
Steel
	Implementation of the long steel mill in the states of Rio de Janeiro, Minas Gerais and São Paulo for production of rebar and wire rod.	2008	2013	(3)	1,460,694	907,521
	Current investments for maintenance of current operations.				416,855	256,718
					1,877,549	1,164,239
Cement
	Construction of integrated cement unit in Arcos, MG.	2011	2014/2015	(4)	241,412	132,986
	Construction of clinquer plant in Arcos, MG	2007	2013	(5)	10,109	27,536
	Current investments for maintenance of current operations.				25,547	4,751
					277,068	165,273
Total construction in progress					9,539,730	7,056,319

(1)  Expected date for completion of the 40 Mtpa and 42 Mtpa stages
(2)  Expected date for completion of Magnetic Concentrators Projects in Pires and B4/B5
(3)  Expected date for completion of the Rio de Janeiro unit
(4)  Expected date for completion of new grinding units in Arcos – MG and new clinker furnace
(5)  Start-up in March 2011, expected date for completion of ramp-up.

The costs classified in construction in progress comprise basically the acquisition of services, purchase of parts to be used as investments for improvement of performance, upgrading of technology, enlargement, expansion and acquisition of assets that will be transferred to the relevant line items and depreciated as from the time they are available for use.

The costs incurred to refurbish and replace property, plant and equipment items totaled R$273,339 as of December 31, 2012 (R$654,865 as of December 31, 2011), which were capitalized and will be depreciated over the period until the next maintenance event.

Other repair and maintenance expenses are charged to operating costs and expenses when incurred.

In view of the need to review the useful lives at least every financial year, in 2012 management performed the review for all the Company’s units. As a result, the estimated useful lives for the current year are as follows:

	Consolidated	Parent Company
Buildings	46	45
Machinery, equipment and facilities	14	12
Furniture and fixtures	11	10
Other	30	12

a)             As of December 31, 2012, the Company capitalized borrowing costs amounting to R$409,498 (R$353,156 as of December 31, 2011) in consolidated and R$276,596 (R$248,012 as of December 31, 2011) in Parent Company. These costs are basically estimated for mining, cement, long steel and Transnordestina projects, mainly relating to: (i) Casa de Pedra Mine expansion; (ii) construction of the cement plant in Volta Redonda, RJ, and the clinker plant in the city of Arcos, MG; (iii) construction of the long steel mill in the city of Volta Redonda, RJ; and (iv) extension of Transnordestina railroad, which will connect the countryside of the northeast region to the Suape, State of Pernambuco, and Pecém, State of Ceará, ports (See notes 25 and 32).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2012	12/31/2011
Specífic projects	TJLP + 1.3% to 3.2%	TJLP + 1.3% to 3.2%
	UM006 + 2.7%	UM006 + 2.7%
Non-specífic projects	8.47%	10.56%

b)             Additions to depreciation, amortization and depletion for the year were distributed as follows:

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Production cost	1,178,884	892,297	892,505	730,030
Selling expenses	8,046	7,130	6,212	5,501
General and administrative expenses	28,924	29,941	8,240	7,352
	1,215,854	929,368	906,957	742,883
Other operating expenses (*)	14,797	18,883	13,590	18,177
	1,230,651	948,251	920,547	761,060

(*) Refers to the depreciation of unused equipment (see note 24).

c)            The Casa de Pedra mine is an asset that belongs to CSN, which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the ‘Mine Manifest’, which grants CSN full ownership over the mineral deposits existing within our property limits.

As of December 31, 2012 the net property, plant and equipment of Casa de Pedra was R$2,892,120 (R$2,485,077 as of December 31, 2011), represented mainly by construction in progress amounting to R$1,612,000 (R$1,123,821 as of December 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

11.   INTANGIBLE ASSETS

	Consolidated						Parent Company
	Goodwill	Intangibles with finite used lives	Customer relations	Software	Other	Total	Goodwill	Software	Total
Balance at December 31, 2010	423,698	4,991		32,765	1,002	462,456	13,091	9,540	22,631
Effect of foreign exchange differences				6	72	78
Acquisitions through business combination (*)	204,569					204,569
Acquisitions and expenditures				350	357	707
Disposals				(784)	(489)	(1,273)
Impairment losses	(60,861)					(60,861)
Transfer of property, plant and equipment				11,487		11,487		2,522	2,522
Transfer of long-term receivables					2,977	2,977
Amortization		(4,991)		(9,622)	(2,230)	(16,843)		(3,961)	(3,961)
Other movements				(2,113)	2,190	77
Balance at December 31, 2011	567,406			32,089	3,879	603,374	13,091	8,101	21,192
Cost	908,576	4,991		86,070	6,087	1,005,724	14,135	24,003	38,138
Accumulated amortization	(280,309)	(4,991)		(53,981)	(2,208)	(341,489)	(1,044)	(15,902)	(16,946)
Accumulated impairment adjustment	(60,861)					(60,861)
Balance at December 31, 2011	567,406			32,089	3,879	603,374	13,091	8,101	21,192
Effect of foreign exchange differences			30,501	104	14,045	44,650
Acquisitions through business combination (**)	235,595		316,939		77,231	629,765
Acquisitions and expenditures				961	571	1,532		237	237
Disposals				(1)	(564)	(565)
Transfer of property, plant and equipment				9,595		9,595		2,547	2,547
Amortization				(12,975)	(148)	(13,123)		(4,308)	(4,308)
Other movements				210	14	224
Balance at December 31, 2012	803,001		347,440	29,983	95,028	1,275,452	13,091	6,577	19,668
Cost	1,194,059		347,441	85,183	97,405	1,724,088	14,135	26,787	40,922
Accumulated amortization	(330,197)			(55,200)	(2,378)	(387,775)	(1,044)	(20,210)	(21,254)
Accumulated impairment adjustment	(60,861)					(60,861)
Balance at December 31, 2012	803,001		347,441	29,983	95,027	1,275,452	13,091	6,577	19,668

(*) Goodwill based on expected future earnings, arising on the business combination of Prada Embalagens with CBL on July 12, 2011.

(**) Goodwill based on expected future earnings, arising on the business combination of CSN Steel S. L. with the companies Stahlwerk Thüringen Gmbh (SWT) and Gallardo Sections on January 31, 2012 (see note 3).

The useful life of software is 01 to 05 years and of other intangible assets is 13 to 30 years.

Goodwill:The economic basis of goodwill is the expected future earnings and, in accordance with the new pronouncements, these amounts are not amortized since January 1, 2009, when they became subject only to impairment testing.

•       Impairment testing for goodwill

In order to conduct impairment testing, goodwill is allocated to CSN’s operating divisions that represent the lowest level of assets or group of assets at which goodwill is monitored by the Company's senior management, never above Operating Segments.

Cash generating unit	Segment	12/31/2012	12/31/2011	Investor
Mining	Mining	347,098	347,098	Namisa
Packaging (*)	Steel	207,217	207,217	CSN
Flat steel	Steel	13,091	13,091	CSN
Long steel	Steel	235,595		CSN Steel S.L.
		803,001	567,406

(*) Goodwill of the cash-generating unit (CGU) Containers is presented net of an impairment loss recorded in 2011 amounting in line item other operating income and expenses in the income statement for the year, amounting to R$60,861.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

The recoverable amount of a Cash-Generating Unit (“CGU”) is determined based on value-in-use calculations.

These calculations use cash flow projections, before income tax and social contribution, based on financial budgets approved by management for a three-year period. The amounts related to cash flows subsequent to the three-year period were extrapolated based on the estimated growth rates shown below. The growth rate does not exceed the average long-term growth rate of the industry in which the Cash-Generating Unit (“CGU”) operates.

The main assumptions used in calculating the values in use as of December 31, 2012 are as follows:

	Mining	Steel containers	Flat steel	Long steel
Gross margin (i)

Margin was determined taking into consideration the expansion plans already approved in the Company’s business plan. We took into consideration iron ore prices in the international market based on projections prepared by official mining industry institutions and for the exchange rate we took into consideration a projected curve of the US dollar rate in relation to the Brazilian real through 2018, made available by the Central Bank of Brazil, and exchange fluctuation in 2018 and thereafter is nil;

Average Gross Margin of each Cash Generating Unit based on the history and projections approved by the Board for the next three years, long-term price and foreign exchange curves obtained in industry reports, and gains from the synergy between the Company’s packaging units;

Average Gross Margin of each Cash Generating Unit based on the history and projections approved by the Board for the next three years, and long-term price and foreign exchange curves obtained in industry reports;

Based on the projections approved by the Board for the next three years, long-term price and foreign exchange curves, and taking into consideration the production volume ramp up after plant start-up;
Cost adjustment	Cost adjustment based on historical data and price and foreign exchange curves obtained in industry reports;	Cost adjustment based on historical data and price and foreign exchange curves obtained in industry reports;	Cost adjustment based on historical data and price and foreign exchange curves obtained in industry reports;	Cost adjustment based on historical data and price and foreign exchange curves obtained in industry reports;
Growth rate (ii)

The cash flows take into consideration the projection period through 2052 due to the extension of the deadlines for the implementation of some projects, and the maturities of the main contracts for which this business plan was developed, and this it is not necessary to take into account the growth rate since the projection period exceeds 30 years;

		Average growth rate of 2.5% p.a. used to extrapolate the cash flows after the budgeted period;	Average growth rate of 2.0% p.a. used to extrapolate the cash flows after the budgeted period;	Average growth rate of 2.0% p.a. used to extrapolate the cash flows after the budgeted period;
Discount rate (iii)	Effective discount rate of 8.2% p.a., before income tax and social contribution.	Effective discount rate of 8.2% p.a., before income tax and social contribution.	Effective discount rate of 8.2% p.a., before income tax and social contribution.	Effective discount rate of 8.2% p.a., before income tax and social contribution.

(i)   Budgeted gross margin.
(ii)  Weighted average growth rate, used to extrapolate the cash flows after the budgeted period.
(iii) Pretax discount rate, applied to cash flow projections.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

12.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

	Consolidated						Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Rates p.a. (%)	Current liabilities		Non-current liabilities
		12/31/2012	12/31/2011	12/31/2012	12/31/2011		12/31/2012	12/31/2011	12/31/2012	12/31/2011
FOREIGN CURRENCY
Prepayment	1% to 3.50%	162,290	381,333	1,104,271	573,388	1% to 3.50%	162,290	381,333	1,104,271	573,388
Prepayment	3.51% to 7.50%	8,954	148,597	878,705	1,281,171	3.51% to 7.50%	121,962	276,615	3,105,474	3,398,081
Perpetual bonds	7.00%	2,781	2,553	2,043,500	1,875,800
Fixed rate notes	6.50% to 10.00%	1,265,330	119,030	4,802,225	5,064,660	4.142% to 9.125%	1,422,531	19,623	2,122,809	3,385,078
Financed imports	6.01% to 8.00%	30,413	25,248	50,989	27,310	6.01% to 8.00%	6,813	6,254		5,758
CCB	1.54%		176,440					176,440
BNDES/FINAME	Res. 635/87 interest + 1.7% and 2.7%	32,395	25,903	10,755	36,750	Res. 635/87 interest + 1.7% and 2.7%	29,703	23,425	9,863	33,466
Intercompany						6M Libor + 2.25 and 3.99%	91,505	534,185	634,124	119,246
Other	1.40% to 8.00% and CDI + 1.2%	25,262	105,442	411,274	145,438	1.40% to 8.00% and 6M Libor + 2.56%		87,811
		1,527,425	984,546	9,301,719	9,004,517		1,834,804	1,505,686	6,976,541	7,515,017
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 5%	415,480	430,432	1,956,981	1,744,727	TJLP + 1.5% to 3.2%	253,852	226,891	835,513	782,416
Debentures	103.6% to 110.8% CDI and 1% + TJLP	144,902	672,073	4,613,634	2,822,424	103.6% and 110.8% CDI	46,355	655,755	2,715,000	1,150,000
Prepayment	104.8%, 109.5% and 111% CDI	163,961	537,128	4,856,557	4,523,224	104.8% and 109.5 % CDI	147,713	510,072	2,800,000	2,466,667
CCB	112.5% CDI	62,072	101,280	7,200,000	7,200,000	112.5% CDI	62,072	101,280	7,200,000	7,200,000
Intercompany						100.5% to 105.5% CDI	302,299	1,356,010	1,077,420
Other		12,599	9,509	29,398	37,058		1,986	1,845	3,973	5,528
		799,014	1,750,422	18,656,570	16,327,433		814,277	2,851,853	14,631,906	11,604,611
Total borrowings and financing		2,326,439	2,734,968	27,958,289	25,331,950		2,649,081	4,357,539	21,608,447	19,119,628
Transaction costs and issue premiums		(31,030)	(32,885)	(101,939)	(145,445)		(27,578)	(27,398)	(89,958)	(114,133)
Total borrowings and financing + transaction costs		2,295,409	2,702,083	27,856,350	25,186,505		2,621,503	4,330,141	21,518,489	19,005,495

The balances of prepaid intragroup borrowings related to the Company total R$2,339,776 as of December 31, 2012 (R$2,244,927 as of December 31, 2011) and the balances of Fixed rate notes and Intercompany bonds total R$3,545,340 (R$3,404,701 as of December 31, 2011), see note 18.

•       Funding transaction costs

As of December 31, 2012, funding transaction costs are as follows:

	Consolidated		Parent Company
	Current	Non-current	Current	Non-current	TJ (1)	TIR (2)
Fixed rate notes	1,654	1,717	701	2,490	6.5% to 10%	6.75% to 10.7%
BNDES	2,088	5,606	1,760	3,141	1.3% to 3.2%	1.44% to 9.75%
Prepayment	8,059	14,369	6,707	7,735	109.50% and 110.79% CDI	10.08% to 12.44%
Prepayment	908	2,969	509	1,874	2.37% and 3.24%	2.68% to 4.04%
CCB	17,472	72,306	17,472	72,306	112.5% CDI	11.33% to 14.82%
Other	849	4,972	429	2,412	105.8% and 110.8% CDI	12.59% and 13.27%
	31,030	101,939	27,578	89,958

(1)           TJ – Annual interest rate contracted
(2)           TIR – Annual internal rate of return

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2012, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

	Consolidated		Parent Company
2014	2,917,379	10%	3,256,030	15%
2015	3,886,092	14%	3,671,510	17%
2016	3,281,664	12%	2,114,650	10%
2017	3,530,240	13%	2,478,440	11%
2018	3,726,463	13%	2,675,362	12%
After 2018	8,572,951	31%	7,412,455	35%
Perpetual bonds	2,043,500	7%
	27,958,289	100%	21,608,447	100%

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current year:

	Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Opening balance	27,888,588	20,089,447	23,335,636	15,183,349
Funding	3,721,945	7,824,012	2,712,471	7,314,956
Amortization	(4,821,661)	(3,614,606)	(4,713,335)	(2,818,933)
Other (*)	3,362,887	3,589,735	2,805,220	3,656,264
Closing balance	30,151,759	27,888,588	24,139,992	23,335,636

(*) Includes unrealized foreign exchange and inflation adjustments.

Borrowing and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of December 31, 2012.

In January 2012, the Company secured a financing facility contracted by its subsidiary CSN Steel S.L., amounting to €120 million, to partially finance the acquisition of all the shares held by Grupo Alfonso Gallardo, S.L.U.  (“Gallardo Group”) in the companies Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections S.L.U.

In January 2012, the Company priced, through its wholly-owned subsidiary CSN Resources S.A., an additional bond issue amounting to US$200 million, by reopening the US$1 billion bonds, maturing in July 2020.

In September 2012, the Company settled the commercial promissory notes by paying R$800,000 in principal and R$33,277 in interest.

•       Debentures

i. Companhia Siderúrgica Nacional

4th issue

In February 2012, the Company settled the fourth issue debentures amounting to R$600,000 in principal and R$35,285 in interest.

5th issue

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

In July 2011 the Company issued 115 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10,000 totaling R$1,150,000 that pay interest equivalent to 110.80% of the CDI Cetip rate per year, and mature in July 2019, with early redemption option.

6h issue

In September 2012 the Company issued 156,500 nonconvertible, unsecured debentures, of which 106,500 1st series debentures and 50,000 2nd series debentures, with a unit face value of R$10 totaling R$1,565,000 that pay interest equivalent to 105.80% of the CDI Cetip rate for the 1st series and 106.00% per year for the 2nd series, maturing in March and September 2015, respectively, both with early redemption option.

ii. Transnordestina Logística

In March 2010 Transnordestina Logística S.A. obtained approval from the Northeast Development Fund – FDNE for its 1st Private Issue of convertible debentures, consisting of eight series in the total amount of R$2,672,400. The first, third, and fourth series refer to funds to be invested in the Missão Velha – Salgueiro – Trindade and Salgueiro – Porto de Suape module, which also includes the investments in the Suape Port, and the reconstruction of the Cabo to Porto Real de Colégio railroad section. The second, fifth and sixth series refer to funds to be invested in the Eliseu Martins – Trindade module. The seventh and eighth series refer to funds to be invested in the Missão Velha – Pecém module, which also includes the investments in the Pecém Port.

	Number	Unit				Balance (R$)
Series	Issued	face value	Issue	Maturity	Charges	12/31/2012
1st	336,647,184	R$ 1.00	03/09/10	10/03/27	TJLP + 0.85% p.a	336,647
2nd	350,270,386	R$ 1.00	11/25/10	10/03/27	TJLP + 0.85% p.a	350,270
3rd	338,035,512	R$ 1.00	12/01/10	10/03/27	TJLP + 0.85% p.a	338,036
4th	468,293,037	R$ 1.00	10/04/11	10/03/27	TJLP + 0.85% p.a	468,293
5th	121,859,549	R$ 1.00	9/21/12	10/03/27	TJLP + 0.85% p.a	121,860

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties, as shown in the table below, and do not include guarantees provided for subsidiaries and jointly controlled entities.

	12/31/2012	12/31/2011
Property, plant and equipment	12,233	19,383
Collateral transfer (*)		87,550
	12,233	106,933

(*) In March 2012 the Company settled the loan guaranteed by a collateral transfer and paid R$89,438.

13.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

Considering the nature of these instruments, their fair value is basically determined by the use of Brazil’s money market and mercantile and futures exchange quotations. The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

•           Classification of financial instruments

Consolidated	12/31/2012						12/31/2011
	Notes	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances
Assets
Current assets
Cash and cash equivalents	4			14,444,875		14,444,875			15,417,393		15,417,393
Trade receivables, net	5			1,715,079		1,715,079			1,558,997		1,558,997
Guarantee margin on financial instruments	7 and 13			435,161		435,161			407,467		407,467
Derivative financial instruments	7 and 13		239,266			239,266		55,115			55,115

Non-current assets
Other trade receivables (Note 7)				8,983		8,983			57,797		57,797
Investments		2,336,137				2,336,137	2,089,307				2,089,307
Derivative financial instruments	7		8,665			8,665		376,344			376,344
Short-term investments				116,753		116,753			139,679		139,679

Liabilities
Current liabilities
Borrowings and financing	12				2,326,439	2,326,439				2,734,968	2,734,968
Derivative financial instruments	13 and 14		245,692			245,692		2,971			2,971
Trade payables					1,957,789	1,957,789				1,232,075	1,232,075
Non-current liabilities
Borrowings and financing	12				27,958,289	27,958,289				25,331,950	25,331,950
Derivative financial instruments	13 and 14							373,430			373,430

•           Fair value measurement

The financial instruments recognized at fair value require the disclosure of fair value measurements in three hierarchy levels.

•           Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•           Level 2: other available inputs, except those of Level 1 that are observable for the asset or liability, whether directly (i.e., prices) or indirectly (i.e., derived from prices)

•           Level 3: inputs unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated	12/31/2012				12/31/2011
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Derivative financial instruments		239,266		239,266		55,115		55,115
Non-current assets
Investments	2,336,137			2,336,137	2,089,309			2,089,309
Derivative financial instruments		8,665		8,665		376,344		376,344

Liabilities
Current liabilities
Derivative financial instruments		245,692		245,692		2,971		2,971
Non-current liabilities
Derivative financial instruments						373,430		373,430

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

II – investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil involving top ranked companies, which are recognized in non-current assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets  as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months.

To determine the period of decline in the market value of Usiminas shares below their cost, CSN compared their average cost of acquisition as of the reporting date with the last date when the maximum quotation was above this weighted average. According to management, this analysis shows that neither USIM3 shares nor USIM5 shares presented a prolonged decline in their quotations, based on the Company’s policy.

To determine the decline percentage, we have analyzed volatility, which represents a dispersion measure of a share or market index returns. The more a share price varies over a short period of time, the higher is the risk of financial gain or loss if the share is traded and, therefore, volatility is a risk measure. The historical volatility of a share is calculated and taken into account to identify the expected fluctuation of the related instrument and measure the expected future volatility of the assessed equity instrument, and conclude if an instrument’s market value decline below its cost should or not be considered significant.

The table below illustrates this index for a twelve-year period (as from December 31, 2011), a sufficiently long period to eliminate volatility peaks caused by domestic and international economic crises:

Periods:	Volatility
	USIM3	USIM5
01/03/2000 to 12/31/2011	50.42%	48.57%

Based on this information, the criteria adopted by management, and the relevant accounting policies and legal rules, management concluded that the decline in the market value as compared to the acquisition cost of the USIM3 and USIM5 shares as of June 30, 2012, of 66.3% and 59.0%, respectively, should be considered a significant decline in the market value of these equity instruments.

Based on the qualitative and quantitative elements presented above, management concluded, in its best judgment, that there was evidence of a significant impairment of the investment in Usiminas shares as of June 30, 2012, and, consequently, reclassified the accumulated losses recorded in other comprehensive income amounting to R$1,599,485, net of income tax and social contribution, to profit for the year, by recognizing R$2,022,793 in other operating expenses and R$423,308 in deferred taxes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Beginning from that date , pursuant to a Company's policy, gains arising from the positive variation of the quotation of shares during the second six month-period ended December 31, 2012 amounting to R$730,812, net of income tax and social contribution, were recognized in other comprehensive income, net of income tax.

In December 2012 there was an additional recognition of R$264,441 related to deferred taxes on accumulated losses due to the annual analysis of the effective income tax and social contribution rate that took into consideration the temporary differences generated by this investment in CSN subsidiaries resulting from the reclassification of accumulated losses.

The Company continues to evaluate strategic alternatives with respect to its investment in Usiminas. These initiatives can impact, for example, the way an investment is recorded in the Company’s financial statements.

III – Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and possible losses are recognized as finance income or finance costs, respectively.

The amounts are recognized in the financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		12/31/2012		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	2,046,281	2,102,366	1,878,353	1,819,903
Fixed rate notes	6,067,555	6,811,081	5,183,690	5,832,364

IV            Financial risk management policy

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company.  Pursuant to this policy, the nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The credit limits and the quality of counterparties’ hedge instruments are also periodically reviewed.

The risk management policy was established by the Board of Directors. Under this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company manages some risks by using derivative financial instruments. The Company’s risk policy prohibits any speculative deals or short sales.

•         Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 12.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

	Consolidated
At December 31, 2012	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,326,439	6,803,471	10,538,367	10,616,451	30,284,728
Derivative financial instruments	245,692				245,692
Trade payables	1,957,789				1,957,789

At December 31, 2011
Borrowings, financing and debentures	2,734,968	2,263,889	6,724,483	16,343,578	28,066,918
Derivative financial instruments	2,971	373,430			376,401
Trade payables	1,232,075				1,232,075

•         Foreign exchange rate risk

The Company assesses its exchange exposure by subtracting its liabilities from its assets denominated in dollar, euro and Australian dollar, thus arriving at its net exchange exposure, which is the foreign currency exposure risk. Therefore, besides the trade receivables arising from exports and investments overseas that in economic terms constitute natural hedges, the Company further considers and uses various financial instruments, such as derivative instruments (US$ to real and euro to dollar swaps, and forward exchange contracts, etc.) to manage its risks of fluctuations in currencies other than the Brazilian real.

•         Policies on the use of hedging derivatives

The Company’s financial policy reflects the parameters of liquidity, credit and market risks approved by the Audit Committee and Board of Directors. The use of derivative instruments in order to prevent fluctuations in interest and exchange rates from having a negative impact on the company’s balance sheet and income statement should consider the same parameters. As provided for in internal rules, this financial investment policy has been approved and is being managed by the finance officers.

At the meetings of the Executive Officers and Board of Directors, the officers and directors routinely present and discuss the Company’s financial positions. Under the bylaws, transactions involving material amounts require the prior approval of management bodies. The use of other derivative instruments is contingent upon the express prior approval of the Board of Directors.

To finance its activities, the Company resorts to the capital markets, both locally and internationally, and based on the indebtedness profile it is seeking, part of the debt is pegged to foreign currency, basically to the US dollar, which causes Management to seek hedging for debt through derivative financial instruments.

To contract derivative financial instruments for hedging within the internal control structure, the following policies are adopted:

•           ongoing calculation of exchange exposure that occurs by analyzing assets and liabilities exposed to foreign currency, under the following terms: (i) trade receivables and payables in foreign currency; (ii) cash and cash equivalents and debts in foreign currency considering the maturity of the assets and liabilities exposed to exchange fluctuations;

•           presentation of the financial position and exchange exposure on a routine basis of meetings of the Executive Officers and Board of Directors that approve the hedging strategy;

•           carrying out derivative hedging transactions only with leading banks, diluting the credit risk through diversification among these banks;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

The consolidated net exposure as of December 31, 2012 is as follows:

		12/31/2012
Foreign Exchange Exposure	(Amounts in US$ thousand)	(Amounts in € thousand)
Cash and cash equivalents overseas	6,106,055	2,551
Derivative guarantee margin	200,296
Trade receivables	348,361	32,298
Intercompany borrowings	61,628	92,322
Advances to suppliers	11,639	592
Other assets	3,478	37,118
Total assets	6,731,457	164,881
Borrowings and financing	(5,102,672)	(120,869)
Trade payables	(267,371)	(52)
Other liabilities	(36,951)
Intercompany borrowings	(13,997)
Total liabilities	(5,420,991)	(120,921)
Gross exposure	1,310,466	43,960
Notional amount of derivatives contracted
Net exposure	1,377,023	(46,040)

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•         Exchange swap transactions

The Company carries out exchange swap transactions in order to hedge its assets and liabilities against any fluctuations in the US dollar-real parity. This hedge through exchange swaps provides the Company, through the long position of the contract, with a forward rate agreement (FRA) gain on the exchange coupon, which at the same time improves our investment rates and reduces the cost of our funding in the international market.

As of December 31, 2012, the Company had a long position in exchange swap of US$10,000,000 (US$367,856,000 as of December 31, 2011) where we received, in the long position, exchange rate change plus 3.5% per year on average (in 2011, exchange rate change plus 3.4541% per year), and paid 100% of CDI, in the short position of the exchange swap contract.

As of December 31, 2011 the Company had a short position in a foreign exchange swap of US$100,000.000, where we paid, in the short position, exchange rate change plus interest of 2.39% per year.

As of December 31, 2012, the consolidated position of these contracts is as follows:

•         US dollar-to-real exchange swap

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

		12/31/2012				12/31/2011
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity	Notional amount (US$ thousand)	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount (US$ thousand)	Asset position	Liability position	Amounts receivable/ (payable)
HSBC	6/17/2013	3,327	6,865	(6,992)	(127)	101,317	192,919	(176,554)	16,365
Bradesco	5/13/2013 to 7/1/2013	14,971	30,961	(31,101)	(140)	3,327	6,279	(5,743)	536
Banco do Brasil	1/2/2013	3,327	6,885	(6,447)	438	6,654	12,605	(12,413)	192
Santander	10/1/2013 to 1/2/2015	14,990	33,115	(30,061)	3,054	14,990	28,900	(28,416)	484
Goldman Sachs	1/2/2013	3,327	6,880	(6,457)	423	190,000	371,174	(352,514)	18,660
Banco de Tokyo	12/15/2016	24,952	54,634	(49,147)	5,487	24,952	46,980	(47,960)	(980)
JP Morgan	12/16/2013	1,663	3,401	(3,490)	(89)	9,981	19,127	(18,556)	571
Société Générale						16,635	30,554	(29,362)	1,192
		66,557	142,741	(133,695)	9,046	367,856	708,538	(671,518)	37,020

•         Real-to-US dollar exchange swap

				12/31/2011
	Notional amount (US$ thousand)	Appreciation (R$)		Fair value (market)
Counterparties		Asset position	Liability position	Amount (payable)
Goldman Sachs	(70,000)	130,266	(130,787)	(521)
Santander	(30,000)	55,704	(56,030)	(326)
	(100,000)	185,970	(186,817)	(847)

The position of outstanding transactions was recorded in the Company’s assets amounting to R$9,046 as of December 31, 2012 (R$37,020 in assets and R$847 in liabilities as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as a gain totaling R$17,065 for 2012 (loss of R$115,490 for 2011), of which R$8,019 refers to settled transactions(see Note 25).

•         Euro-to-US dollar exchange swap

In addition to the swaps above, the Company also contracted NDFs (non-deliverable forwards) to hedge its euro-denominated assets. Basically the Company contracted financial derivatives for its euro-denominated assets, where it will receive the difference between the US dollar exchange rate change for the period, multiplied by the notional amount (long position) and pay the difference between the exchange rate change in euro for the period on the notional euro amount on the contract date (short position). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparties prime financial institutions, contracted under the exclusive funds.

As at December 31, 2012, the consolidated position of these contracts is as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

			12/31/2012			12/31/2011
		Notional amount (€ thousand)	Appreciation (R$)		Fair value (market)	Notional amount (€ thousand)	Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity		Asset position	Liability position	Amount (payable)		Asset position	Liability position	Amount receivable
Itaú BBA	10/1/2013	40,000	51,793	(52,876)	(1,083)
HSBC	10/1/2013	25,000	32,373	(33,047)	(674)	25,000	51,469	(48,556)	2,913
Goldman Sachs	10/1/2013	25,000	32,363	(33,047)	(684)	40,000	128,761	(121,389)	7,372
Deutsche Bank						25,000	51,521	(48,556)	2,965
		90,000	116,529	(118,970)	(2,441)	90,000	231,751	(218,501)	13,250

The position of outstanding transactions was recorded in the Company’s liabilities amounting to R$2,441 as of December 31, 2012 (R$13,250 in assets as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as a loss totaling R$5,116 for 2012 (gain of R$9,574 for 2011), of which R$2,675 refers to transactions already settled (see Note 25).

•         US dollar-to-Euro exchange swap

The subsidiary Lusosider carries out transactions with derivatives to hedge its exposure against the euro-dollar fluctuation. As of December 31, 2012, the gross position was US$6,162 and the net position was US$38,230 (including the derivatives below).

		12/31/2012				12/31/2011
		Notional amount (US$ thousand)	Appreciation (R$)		Fair value (market)	Notional amount (US$ thousand)	Appreciation (R$)		Fair value (market)
Counterparties	Transaction maturity		Asset position	Liability position	Amount receivable		Asset position	Liability position	Amount receivable
BES	9/28/2013	44,392	90,687	(94,928)	(4,241)	20,208	38,017	(34,049)	3,968
BNP						15,000	28,219	(25,453)	2,766
		44,392	90,687	(94,928)	(4,241)	35,208	66,236	(59,502)	6,734

The position of outstanding transactions was recorded in the Company’s liabilities amounting to R$4,241 as of December 31, 2012 (R$6,734 in assets as of December 31, 2011) and its consolidated results recognized in the finance income (costs) as a loss totaling R$8,065 for 2012 (gain of R$16,501 for 2011), of which R$3,824 refers to transactions already settled (see Note 25).

•         Yen-to-US dollar exchange swap

		12/31/2012				12/31/2011
	Transaction maturity	Notional amount (yen)	Accounting position		Fair value (market)	Notional amount (yen)	Accounting position		Fair value (market)
Counterparties			Asset position	Liability position	Amount receivable		Asset position	Liability position	Amount receivable
Deutsche Bank	12/12/2013	59,090,000	237,525	(236,964)	561	59,090,000	374,455	(373,430)	1,025
		59,090,000	237,525	(236,964)	561	59,090,000	374,455	(373,430)	1,025

The net effects were recognized in the finance income (costs) as a gain amounting to R$307 for 2012 (gain of R$1,460 for 2011).

•         Sensitivity analysis of the US dollar-to-real exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2012 recognized in assets, amounting to R$9,046. The Company considered the scenarios below for the real-dollar parity volatility.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

- Scenario 1: (25% real appreciation) R$-US$ parity of 1.5326;

- Scenario 2: (50% real appreciation) R$-US$ parity of 1.0218;

- Scenario 3: (25% real depreciation) R$-US$ parity of 2.5544;

- Scenario 4: (50% real depreciation) R$-US$ parity of 3.0653.

	12/31/2012
	Risk	Notional amount (US$ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		2.0435	1.5326	1.0218	2.5544	3.0653

Net currency swap	US dollar fluctuation	66,557	(34,002)	(68,005)	34,002	68,005

Exchange exposure in functional currency R$	US dollar fluctuation	1,310,466	(669,484)	(1,338,969)	669,484	1,338,969
(not including exchange derivatives above)

Consolidated exchange exposure	US dollar fluctuation	1,377,023	(703,486)	(1,406,974)	703,486	1,406,974
(including exchange derivatives above)

•         Sensitivity analysis of the euro-to-dollar exchange swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2012 recognized in liabilities, amounting to R$2,441. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) R$-Euro parity of 2.0216;
- Scenario 2: (50% real appreciation) R$-Euro parity of 1.3477;

- Scenario 3: (25% real depreciation) R$-Euro parity of 3.3693;

- Scenario 4: (50% real depreciation) R$-Euro parity of 4.0431.

						12/31/2012
	Risk	Notional amount (€ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		2.6954	2.0216	1.3477	3.3693	4.0431

Net currency swap	Euro fluctuation	(90,000)	60,647	121,293	(60,647)	(121,293)

Exchange exposure in functional currency R$	Euro fluctuation	43,960	(29,622)	(59,245)	29,622	59,245
(not including exchange derivatives above)

Consolidated exchange exposure	Euro fluctuation	(46,040)	31,025	62,048	(31,025)	(62,048)
(including exchange derivatives above)

•         Sensitivity analysis of the dollar-to-euro swap

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2012 recognized in liabilities, amounting to R$4,241. The Company considered the scenarios below for the real-dollar parity volatility.

- Scenario 1: (25% real appreciation) Euro-dollar parity of 0.9893;

- Scenario 2: (50% real appreciation) Euro-dollar parity of 0.6595;

- Scenario 3: (25% real depreciation) Euro-dollar parity of 1.6488;

- Scenario 4: (50% real depreciation) Euro-dollar parity of 1.9785.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

						12/31/2012
	Risk	Notional amount (US$ thousand)	Scenario 1	Scenario 2	Scenario 3	Scenario 4
		1.3190	0.9893	0.6595	1.6488	1.9785
Net currency swap	US dollar fluctuation	44,392	(14,638)	(29,277)	14,638	29,277

Exchange exposure in functional currency euro	US dollar fluctuation	(6,162)	2,032	4,064	(2,032)	(4,064)
(not including exchange derivatives above)
Consolidated exchange exposure	US dollar fluctuation	38,230	(12,606)	(25,213)	12,606	25,213
(including exchange derivatives above)

•         Interest rate risk

Short- and long-term liabilities indexed to floating interest rate and inflation indices. Due to this exposure, the Company undertakes derivative transactions to better manage these risks.

•         Interest rate swap transactions (LIBOR to CDI)

The objective of these transactions is to hedge transactions indexed to US dollar LIBOR against fluctuations in Brazilian interest rates. Basically, the Company carried out swaps of its obligations indexed to the LIBOR, in which it receives interest of 1.25% p.a. on the notional value of the dollar (long position) and pays 96% of the CDI on the notional amount in reais of the contract date (short position). The notional amount of this swap as of December 31, 2012 is US$64,500,000, hedging an export prepayment transaction in the same amount. The gains and losses on these contracts are directly related to fluctuations in exchange rates (US$) and interest rates (LIBOR and CDI). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

As at December 31, 2012, the position of these contracts is as follows:

		12/31/2012					12/31/2011
		Notional amount (US$ thousand)	Appreciation (R$)		Fair value (market) (R$)		Notional amount (US$ thousand)	Appreciation (R$)		Fair value (market) (R$)
Countraparties	Transaction maturity	2012	Asset position	Liability position	Amount payable	Transaction maturity	2011	Asset position	Liability position	Amount payable
CSFB	11/13/2012	64,500	109,540	(110,226)	(686)	2/13/2012	107,500	182,432	(184,556)	(2,124)

The position of outstanding transactions was recorded in the Company’s liabilities amounting to R$686 as of December 31, 2012 (R$2,124 in liabilities as of December 31, 2011) and its effects are recognized in the Company’s finance income (costs) as a loss totaling R$9,166 for 2012, of which R$8,480 refers to transactions already settled (loss of R$20,594 for 2011).

•         Sensitivity analysis of interest rate swaps (LIBOR to CDI)

The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of December 31, 2012 recognized in liabilities, amounting to R$686. The Company considered the scenarios below for the LIBOR (US$) and CDI interest rates volatility.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

						12/31/2012
	Notional amount (US$ thousand)	Risk	25%	50%	25%	50%
LIBOR-to-CDI interest rate swap	64,500	(Libor) US$	(8,224)	(9,717)	8,224	9,717

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of December 31, 2012 in the consolidated financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a.	12/31/2012	12/31/2011
TJLP	5.50	9,667	1,372
Libor	0.51	6,607	7,941
CDI	6.90	50,391	72,607

•         Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BM&F BOVESPA.

The following table shows the impact of the net changes in the market value of financial instruments classified as available-for-sale on shareholders' equity, in other comprehensive income.

	Consolidated
	Other comprehensive income
	12/31/2012	12/31/2011
Net change in available-for-sale assets	732,141	(767,015)

The Company considers as probable scenario the amounts recognized at market values as of December 31, 2012. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2012. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered the scenarios below for volatility of the shares.

- Scenario 1: (25% appreciation of shares);

- Scenario 2: (50% appreciation of shares);

- Scenario 3: (25% devaluation of shares);

- Scenario 4: (50% devaluation of shares);

	Impact on equity
Companies	Probable	25%	50%	25%	50%
Usiminas	730,812	200,536	401,072	(200,536)	(401,072)
Panatlântica	1,329	2,738	5,476	(2,738)	(5,476)
	732,141	203,274	406,548	(203,274)	(406,548)

•         Credit risks

The exposure to credit risks of financial institutions is in line with the parameters established in the financial policy. The Company adopts the practice of analyzing in detail the financial position of its customers and suppliers, establishing a credit limit and conducting ongoing monitoring of the outstanding balance.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

As regards short-term investments, the Company only makes investments in institutions with low credit risk as rated by credit rating agencies. As part of the funds is invested in repos (repurchase agreements) backed by Brazilian government bonds, there is also exposure to Brazil’s sovereign risk.

•         Capital management

The Company manages its capital structure to ensure that it will be capable of providing return to its shareholders and benefits to other stakeholders, and maintain an optimal capital structure to reduce this cost.

V – Margin deposits

The Company holds margin deposits totaling R$426,328 (R$407,467 as of December 31, 2011); this amount is invested at Deutsche Bank and Credit Suisse as guarantee of the derivative financial instrument contracts, specifically swaps between CSN Islands VIII and CSN. In addition to this amount, the Company has, through its jointly controlled entity MRS, R$8,833 (R$8,227 as of December 31, 2011) linked to financing transactions with BNDES, which is part of the guarantee of these transactions.

14.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Payables to related parties (Note 18 b and c )	284,226	185,707	3,103,237	3,094,453	889,414	458,878	7,905,889	7,821,914
Unrealized losses on derivatives (Note 13 I)	245,692	2,971		373,430	686	2,124
Dividends payable to Company owners (Note 18 a)	155,537	622,164			155,537	622,164
Dividends payable non-controlling shareholders	146,081	306,760			146,081	305,717
Advances from customers	32,411	23,868			17,927	17,862
Taxes in installments (Note 15)	167,282	313,201	1,085,079	1,922,283	139,731	292,699	917,602	1,774,533
Profit sharing - employees	12,467	131,755				117,806
Other payables	177,654	142,019	200,135	203,354	33,803	55,615	103,605	122,529
	1,221,350	1,728,445	4,388,451	5,593,520	1,383,179	1,872,865	8,927,096	9,718,976

15.   TAXES IN INSTALLMENTS

The position of the debts arising from tax installment plans, recorded in taxes in installments in current and non-current liabilities, is as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Federal REFIS (a)	120,441	276,924	998,668	1,817,817	102,689	258,805	840,621	1,670,067
Other taxes in installments (b)	46,841	36,277	86,411	104,466	37,042	33,894	76,981	104,466
	167,282	313,201	1,085,079	1,922,283	139,731	292,699	917,602	1,774,533

a)             Tax Recovery Program (REFIS)

On November 26, 2009, the Group companies joined the Tax Recovery Programs established by Law 11,941/09 and Provisional Measure 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations. Joining the special tax programs reduced the amount of fines, interest and legal charges previously due.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

In June 2011, the Group companies consolidated the debts enrolled in the tax program set forth by Law 11,941/09, payable in 180 SELIC-adjusted installments.

With respect to judicial deposits linked to REFIS proceedings, the Company obtained a favorable opinion from the National Treasury Attorney General’s Office (PGFN) that allows that part of this excess is used by the Company to partially settle the remaining balance of the tax installment program under Law 11,941/09 through offset, with the benefits granted to payments in cash. In light of this PGFN guidance and supported by previous court rulings, the Company carried out this offset. The balance of this excess deposit as of December 31, 2012 after these offsets was R$84,392 (R$806,103 as of December 31, 2011), recognized in line item Credits with the PGFN/RFB, in other non-current assets. The offset generated a net finance income gain net of taxes (pursuant to Law 11,941/09) of R$115,457 (see note 25).

b)             Other tax installments (regular and other)

The Group companies also joined the Regular social security tax (INSS) installment plan and other plans.

16.   PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

	Consolidated
		12/31/2012		12/31/2011
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	178,657	101,795	94,317	353,778
Social security and labor	289,832	162,513	284,556	131,443
Civil	109,915	42,562	94,183	50,909
Environmental	7,056		6,906
Judicial deposits		11,401		26,928
	585,460	318,271	479,962	563,058
Legal obligations challenged in courts:
Tax
Salary premium for education	24,077	46,193	33,121	36,189
Income tax on ”Plano Verão”	20,892	348,969	20,892	345,676
Other provisions	97,157	19,233	104,488	9,788
	142,126	414,395	158,501	391,653
	727,586	732,666	638,463	954,711

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

				Parent Company
		12/31/2012		12/31/2011
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	152,481	94,419	59,068	314,756
Social security and labor	223,127	131,399	200,401	105,292
Civil	74,134	32,110	65,076	39,308
Environmental	7,056		6,906
Judicial deposits		8,280		26,663
	456,798	266,208	331,451	486,019
Legal obligations challenged in courts:
Tax
Salary premium for education	24,077	46,193	33,121	36,189
Income tax on ”Plano Verão”	20,892	348,969	20,892	345,676
Other provisions	97,157	19,233	102,965	9,788
	142,126	414,395	156,978	391,653
	598,924	680,603	488,429	877,672

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended December 31, 2012 were as follows:

							Consolidated
					Current + non-current		Current
Nature	12/31/2011	Additions	Inflation adjustment	Utilization	12/31/2012	12/31/2012	12/31/2011
Tax	252,818	127,842	5,613	(65,490)	320,783		220
Social security	61,541	1,552	2,858	(22,093)	43,858
Labor	223,015	42,756	29,377	(49,174)	245,974	245,974	204,615
Civil	94,183	29,101	3,347	(16,716)	109,915	109,915	87,343
Environmental	6,906		150		7,056
	638,463	201,251	41,345	(153,473)	727,586	355,889	292,178

							Parent Company
					Current + non-current		Current
Nature	12/31/2011	Additions	Inflation adjustment	Utilization	12/31/2012	12/31/2012	12/31/2011
Tax	216,046	126,150	4,640	(52,229)	294,607
Social security	39,480	981	2,858	(31)	43,288
Labor	160,921	27,949	25,201	(34,232)	179,839	179,839	160,921
Civil	65,076	12,334	1,879	(5,155)	74,134	74,134	65,076
Environmental	6,906		150		7,056
	488,429	167,414	34,728	(91,647)	598,924	253,973	225,997

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

a) Tax lawsuits

I - Income tax and social contribution

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

“Verão” Plan- CSN is claiming the recognition of financial and tax effects on the calculation of income tax and social contribution, related to removal by the government of inflation measured according to the Consumer Price Index (IPC) in January and February 1989, involving a total percentage figure of 51.87% (‘Plano Verão”).

In 2004 the lawsuit was terminated with a final and unappealable decision that granted the right to apply the index of 42.72% (January 1989), with the 12.15% already applied to be deducted from this index. The final decision also granted application of the index of 10.14% (February 1989). The proceeding is currently at expert discovery stage.

As of December 31, 2012, there is an amount of R$348,969 (R$345,676 as of December 31, 2011) deposited in court, classified in a specific account of judicial deposits in long-term receivables, and a provision of R$20,892 (R$20,892 as of December 31, 2011), which represents the portion not recognized by the courts.

II - Salary premium for education - "Salário Educação"

CSNhas filed a lawsuit challenging the constitutionality of the salary premium for education and for discussing the possibility of recovering the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was unsuccessful, and the TRF upheld the decision unfavorable to CSN, a decision that is final and unappealable.

In view of the final and unappealable decision, CSN tried to make payment of the amount due, though the FNDE and INSS did not reach an agreement as to which agency should receive it. They also required that the amount should be paid along with a fine, with which the Company did not agree.

Lawsuits were then filed challenging the above events, with judicial deposit of the amounts involved in the lawsuits. In the first lawsuit, the lower court partly accepted the Company’s request, with the judge deducting the fine, but upholding the SELIC rate, with counterarguments against the defendant’s appeal against the SELIC rate.

As of December 31, 2012 the accrued amount totals R$24,077 (R$33,121 as of December 31, 2011) and the judicial deposit amounts to R$46,193 (R$36,189 as of December 31, 2011).

III - Other

CSN has also recognized provisions for lawsuits relating to INSS, FGTS Complementary Law 110, PIS Law 10,637/02 and PIS/COFINS - Manaus Free Trade Zone, totaling R$97,157 as of December 31, 3012 (R$102,965 as at December 31, 2010), which includes legal charges.

b) Payroll and related taxes

As of December 31, 2012, the Group is a defendant in 12,080 labor lawsuits, for which a provision has been recorded in the amount of R$245,974 (R$223,015 as of December 31, 2011). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

c) Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$109,915 as of December 31, 2012 (R$102,486 as of December 31, 2011)

d) Other

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

▪  Competition

On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE, which aimed at annulling its fine for the alleged infringements laid down in Articles 20 and 21, I, of Law 8,884/1984. The Company filed appropriate appeals against this decision, which were dismissed, resulting in the filing of a Motion for clarification, which is pending judgment. The collection of the R$65,292 fine is suspended by a Court decision, which stays the collection as from the date CSN issued a guarantee letter. This proceeding is classified as risk of possible loss.

▪  Environmental

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities, and public civil actions claim regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. The environmental proceedings total R$7,056 (R$6,906 as of December 31, 2011).

In July 2012 the Company received a legal notice in the lawsuit filed by the State Attorney's Office of the State of Rio de Janeiro, related to Volta Grande IV district in the city of Volta Redonda-RJ, claiming, among others, the removal of two industrial waste cells and 750 (seven hundred and fifty) homes. This lawsuit is classified as probable loss risk, but there is not an estimated amount due to the illiquidity of the claims.

As a result of the lawsuit mentioned in the paragraph above, after August 2012 the Company received legal notices related to some lawsuits filed by one of the dwellers of the Volta Grande IV district, who claims the payment of compensation for property damages and pain and suffering, whose amounts are illiquid at the moment, and this lawsuit is classified as possible loss risk.

▪  Other Administrative and Judicial Processes

The Group is a defendant in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental), in the approximate amount of R$14,632,211, of which R$1,137,412  related to labor and social security lawsuits, R$615,291  to civil lawsuits, and R$30,033  to environmental lawsuits. The assessments made by legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

As for the tax lawsuits these represent R$12,849,475 and are described below:

a)        R$1,968,138 refers to the assessment notice issued against the Company and its jointly controlled entity Namisa  for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its foreign subsidiaries. In view of the recent changes in administrative and judicial decisions, our outside legal counsel classified the possibility of an unfavorable outcome as possible.

b)        R$6,079,359 refers to the tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its subsidiary NAMISA to a Japanese-Korean consortium, thus failing to determine and pay taxes on the capital gain resulting from this transaction. In light of the evidence that shows that such sale was not completed, our outside legal counsel classified the possibility of an unfavorable outcome as possible.

c)        R$1,047,950 refers to the tax assessment notice issued against NAMISA, concurrently with the tax assessment notice described in “b” above, for having allegedly utilized in an incorrect manner, in 2009 and 2011, goodwill arising on the investment made by the Japanese-Korean consortium in direct subsidiary NAMISA, which was subsequently merged. In light of the arguments that show that the goodwill utilization was legal based on existing previous administrative court rulings, our outside legal counsel classified the possibility of an unfavorable outcome to NAMISA as possible.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

d)      R$3,754,028 related to other tax proceedings (federal, state and municipal) and social security.

17.   PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND ASSET DECOMMISSIONING

a) Environmental liabilities

As of December 31, 2012, a provision is recognized in the amount of R$386,114 (R$312,612 as of December 31, 2011) in consolidated and R$383,405 (R$306,079 as of December 31, 2011) in Parent Company for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever needed. These are management’s best estimates considering recovery studies in areas that have been degraded and are in the process of being used for activities. This provision is recognized in operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount to present value and update the provision through December 31, 2012 was 11.00%. The liability recognized is periodically updated based on the general market price index (IGPM) for the period.

b) Decommissioning of assets

Obligations on decommissioning of assets consist of estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset decommissioning cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset. The liability recognized as of December 31, 2012 is R$27,326 (R$24,327 as of December 31, 2011) in consolidated and R$17,082 (R$15,148 as of December 31, 2011) in Parent Company.

18.   RELATED-PARTY BALANCES AND TRANSACTIONS

a)     Transactions with Holding Company

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 47.86% of the voting shares.

Rio Iaco Participações S.A. holds 3.99% of CSN.

•  Liabilities

Companies	Proposed	Paid
	Dividends	Dividends	Interest on capital
Vicunha Siderurgia	143,563	574,267
Rio Iaco	11,974	47,897
Total at 12/31/2012	155,537	622,164
Total at 12/31/2011	622,164	777,706	184,987

Vicunha Siderurgia’s corporate structure is as follows (unaudited information):

Vicunha Aços S.A. – holds 99.99% of Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 40% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% of National Steel S.A., 59.99% of Vicunha Steel S.A. and 99.99% of Rio Iaco Participações S.A.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

b)     Transactions with subsidiaries, jointly controlled entities and exclusive funds

•  Assets

				Consolidated
Companies	Trade receivables	Loans/ Prepayment (1)	Other	Total

Joint controlled entities
Nacional Minérios S.A.	72,929	125,938	2,908	201,775
MRS Logística S.A.	58			58
CBSI - Companhia Brasileira de Serviços e Infraestrutura			4,476	4,476
CGPAR - Contrução Pesada S.A.			13,854	13,854
Associates
Arvedi Metalfer do Brasil S.A.		5,063		5,063
Total at 12/31/2012	72,987	131,001	21,238	225,226
Total at 12/31/2011	31,741	117,086		148,827

(1)  Nacional Minérios SA - Refers to Prepayment operations with indirect subsidiary CSN Europe, CSN and CSN Portugal Iberia. Contract in US$: interest of 5.37% pa to 6.8% pa maturing in June, 2015. On December 31, 2012, loans totaling R$125,938 (R$117,086 as of December 31, 2011), of which R$58 classified in short term (R$1,537 as of December 31, 2011) and R$125,880 classified in long term (R$115,549 as of December 31, 2011).

Parent Company
Companies	Trade receivables (*)	Loans (1)	Dividends receivable	Advance for future capital increase	Short-term and other investments (2)	Derivative financial instruments (3)	Other (4)	Total
Subsidiaries
CSN Islands VIII Corp.						237,525		237,525
Sepetiba Tecon S.A.	287		16,701					16,988
Mineração Nacional S.A.			95					95
Florestal Nacional S.A.		181,595		26				181,621
Estanho de Rondônia S.A.			4,688	850				5,538
Cia Metalic Nordeste	2,738			220				2,958
Companhia Metalúrgica Prada	193,198			12,500				205,698
CSN Cimentos S.A.	5,610							5,610
Transnordestina Logística S.A.		210,966		121,262				332,228
CSN Europe Lda.	10,028							10,028
CSN Portugal, Unipessoal Lda.	22,266							22,266
CSN Handel GmbH	75,718							75,718
Companhia Brasileira de Latas	15,879						64,416	80,295
	325,724	392,561	21,484	134,858		237,525	64,416	1,176,568
Joint controlled entities
Nacional Minérios S.A.	182,322		926,949				7,269	1,116,540
Itá Energética S.A.			7,750					7,750
MRS Logística S.A.	87		28,920					29,007
CBSI - Companhia Brasileira de Serviços e Infraestrutura							8,952	8,952
CGPAR - Contrução Pesada S.A.			870				27,708	28,578
	182,409		964,489				43,929	1,190,827
Associates
Arvedi Metalfer do Brasil S.A.		5,063						5,063
Exclusive funds
Diplic, Mugen e Vértice					1,008,151			1,008,151
Total at 12/31/2012	508,133	397,624	985,973	134,858	1,008,151	237,525	108,345	3,380,609
Total at 12/31/2011	2,065,167	239,885	676,242	49,206	2,092,089	374,455		5,497,044

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

(*) Intercompany receivables arise from product sales and service transactions between the parent and its subsidiaries.

(1)  Florestal Nacional S.A. – R$ contracts: interest equivalent to 100.5% to 101.5% of the CDI with final maturity in May 2018. As of December 31, 2012, borrowings total R$181,595 (R$162,180 as of December 31, 2011), of which R$36,877 is classified in short term and R$144,718 is classified in long term.

Transnordestina – R$ contracts: interest equivalent to 101.5% to 102.5% of the CDI with final maturity in January 2015. As of December 31, 2012, borrowings total RR$210,966 (R$53,440 as of December 31, 2011), of which R$47,457 isclassified in short term and R$163,509 is classified in long term.

Arvedi Metalfer do Brasil S. A. – Euro contract: interest of 3.8% p.a. with maturity in June 2013, classified in short term .

(2) Short-term investments total R$874,395 as of December 31, 2012 (R$1,954,319 as of December 31, 2011) and investments in Usiminas shares classified as available-for-sale total R$133,756 (R$137,770 as of December 31, 2011).

(3)  Financial instruments contract, specifically swap between CSN and CSN Islands VIII.

(4)  Companhia Brasileira de Latas - receivables of R$80,295 (R$45,550 as of December 31, 2011), of which R$15,879 is classified in short term and R$64,416 in long term. Refer to business and financial receivables totaling R$327,114, of which R$246,819 is accrued for transactions for the period before the acquisition, which is reversed only when received.

CBSI - Companhia Brasileira de Serviços de Infraestrutura – advance amounting to R$8,952 classified in short term.

CGPAR – Construção Pesada S.A. – advance amounting to R$27,708, of which R$9,236 is classified in short term and R$18,472 in long term.

Nacional Minérios S.A. - Other receivables amounting to R$7,269, of which R$6,739 classified in short-term and R$530 classified in the long term.

•  Liabilities

					Consolidated
Companies	Other payables		Borrowings (1)	Trade payables	Total
	Accounts payables	Advances from customers (4)
Joint controlled entities
Nacional Minérios S.A.	5,728	3,374,528	28,603		3,408,859
MRS Logística S.A.	6,988			72	7,060
CBSI - Companhia Brasileira de Serviços e Infraestrutura				3,796	3,796
CGPAR - Contrução Pesada S.A.				2,454	2,454
Total at 12/31/2012	12,716	3,374,528	28,603	6,322	3,422,169
Total at 12/31/2011	8,966	3,270,663	25,567	7,085	3,312,281

(1)  Nacional Minérios S.A. - Refers to loan with indirect subsidiaries Namisa Europe, Lda and CSN Europe Lda Contract in US$: interest of 5.37% pa maturing in June, 2015. On December 31, 2012, the loans amounted to R$28,603 (R$25,567 as of December 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

							Parent Company
Companies	Borrowings and financing			Other payables		Trade payables	Total
	Prepayment (1)	Fixed Rate Notes and Intercompany Bonds (2)	Intercompany borrowings (3)	Accounts payables	Advances from customers (4)

Subsidiaries
CSN Islands VIII Corp.		1,405,574					1,405,574
Estanho Rondônia S.A.						10,514	10,514
Companhia Metalúrgica Prada				196		15,805	16,001
CSN Cimentos S.A.				333,778		132	333,910
Congonhas Minérios S.A.			1,379,719				1,379,719
CSN Europe Lda.			67,003				67,003
CSN Ibéria Lda.			50,303				50,303
CSN Portugal, Unipessoal Lda.	209,852						209,852
CSN Resources S.A.	2,129,924	2,139,766	608,323				4,878,013
Outros(*)						304	304
	2,339,776	3,545,340	2,105,348	333,974		26,755	8,351,193
Joint controlled entities
Nacional Minérios S.A.				14,320	8,436,319		8,450,639
MRS Logística S.A.				10,471		110	10,581
CBSI - Companhia Brasileira de Serviços e Infraestrutura						7,591	7,591
CGPAR - Contrução Pesada S.A.						4,908	4,908
				24,791	8,436,319	12,609	8,473,719
Total at 12/31/2012	2,339,776	3,545,340	2,105,348	358,765	8,436,319	39,364	16,824,912
Total at 12/31/2011	2,244,927	3,404,701	2,009,441	113,968	8,176,658	18,152	15,967,847

(1)       US$ contracts - CSN Portugal: interest of 6.15% p.a. maturing in May 2015.

 US$ contracts - CSN Resources: interest of 4.07% p.a. maturing in August 2022.

(2)      Yen contracts - CSN Islands VIII: interest of 5.65% p.a. maturing in December 2013.

US$ contracts - CSN Resources: interest of 4.14% p.a. maturing in July 2015.

US$ contracts - CSN Resources: intercompany bonds with interest of 9.125% p.a. maturing in June 2047.

(3)     US$ contracts - CSN Europe: semiannual Libor + 2.25% p.a. maturing in December 2013.

US$ contracts - CSN Resources: interest of 2.01% to 2.50% p.a. maturing in February 2014.

US$ contracts - CSN Ibéria: semiannual Libor + 3% p.a. with undefined maturity.

R$ contracts - Congonhas Minérios: interest equivalent to 110.79% of CDI p.a. maturing at the end of May, 2018.

(4)       Nacional Minérios: The advance from customers received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation for supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

MRS Logística: We have recorded in other payables the amount accrued to cover contractual expenses for block rates and fuel trigger relating to the railroad transportation agreement.

(*) Other:  Cia. Metalic Nordeste, Sepetiba Tecon and Companhia Brasileira de Latas.

•  Profit or loss

The main transactions carried out by CSN with its subsidiaries and jointly controlled entities are sales and purchases of products and services, which include the supply of iron ore, steel, the provision of port services and railroad transportation, as well as the supply of electric power for operations.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

						Consolidated
Companies	Revenue			Expenses
	Sales	Interest	Total	Purchases	Interest	Total
Jointly controlled entities
Nacional Minérios S.A.	563,203	19,385	582,588	6,531	397,991	404,522
MRS Logística S.A.				252,365		252,365
CBSI - Companhia Brasileira de Serviços e Infraestrutura				33,721		33,721
CGPAR - Contrução Pesada S.A.				7,972		7,972
Associates
Arvedi Metalfer do Brasil S.A.		87	87
Total em 12/31/2012	563,203	19,472	582,675	300,589	397,991	698,580
Total em 12/31/2011	378,020	29,300	407,320	314,108	389,059	703,167

								Parent Company
Companies	Revenue				Expenses
	Sales	Interest	Exchange differences	Total	Purchases	Interest	Exchange differences	Total

Subsidiaries
CSN Islands VIII Corp.						86,047	125,945	211,992
International Investment Fund		62		62			1,771	1,771
CSN Export Europe, S.L.			38,315	38,315
CSN Steel S.L.U.			165,822	165,822
Sepetiba Tecon S.A.	4,177			4,177	4,656			4,656
Florestal Nacional S.A.		14,301		14,301
Estanho de Rondônia S.A.					38,350			38,350
Cia Metalic Nordeste	41,683			41,683	908			908
Companhia Metalúrgica Prada	1,110,307			1,110,307	51,719			51,719
CSN Cimentos S.A.	126,949			126,949	26,219	28,447		54,666
Congonhas Minérios S.A.						117,643		117,643
CSN Energia S.A.					245,050			245,050
Transnordestina Logística S.A.	321	8,287		8,608
CSN Europe Lda.			24,587	24,587		100		100
CSN Ibéria Lda.	12,083		18	12,101		1,351		1,351
CSN Portugal, Unipessoal Lda.	54,514			54,514		14,613	40,272	54,885
Lusosider Aços Planos, S.A.			2,486	2,486
CSN Resources S.A.						245,484	401,351	646,835
CSN Handel GmbH	897,671		31,094	928,765
Companhia Brasileira de Latas	94,281			94,281	2,733			2,733
	2,341,986	22,650	262,322	2,626,958	369,635	493,685	569,339	1,432,659
Joint controlled entities
Nacional Minérios S.A.	1,408,009	48,461		1,456,470	16,327	994,978		1,011,305
MRS Logística S.A.					378,185			378,185
CBSI - Companhia Brasileira de Serviços e Infraestrutura					67,442			67,442
CGPAR - Contrução Pesada S.A.					15,944			15,944
	1,408,009	48,461		1,456,470	477,898	994,978		1,472,876
Associates
Arvedi Metalfer do Brasil S.A.		87		87
Exclusive funds
Diplic, Mugen e Vértice		72,746		72,746
Total at 12/31/2012	3,749,995	143,944	262,322	4,156,261	847,533	1,488,663	569,339	2,905,535
Total at 12/31/2011	3,791,250	62,327	117,779	3,971,356	723,790	1,403,082	610,135	2,737,007

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

c) Other unconsolidated related parties

•  CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in note 28.

•  Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, of which it is the founding. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

•  Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to current account operations and investments in fixed-income securities.

•  Ibis Participações e Serviços

Ibis Participações e Serviços is under the control of a Board member of the Company.

•  Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

The balances and transactions between the Company and these entities are as follows:

I) Assets and liabilities

Companies	Assets				Liabilities
	Trade receivables	Loans (1) / Banks	Actuarial asset	Total	Accounts payables	Actuarial liability	Total
CBS Previdência (Nota 28)			93,546	93,546	26	17,939	17,965
Fundação CSN	1,828	903		2,731	88		88
Banco Fibra		72		72
Usiminas	10,802			10,802	52		52
Panatlântica	31,981			31,981
Companhia de Gás do Ceará					53		53
Total at 12/31/2012	44,611	975	93,546	139,132	219	17,939	18,158
Total at 12/31/2011	54,871	72		54,943	531	11,673	12,204

(1)     Fundação CSN – R$ contracts: interest equivalent to 102% of CDI with final maturity in June 2016. As of December 31, 2012, borrowings total R$903, of which R$154 classified in short term and R$749 is classified in long term.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

ii) Profit or loss

Companies	Revenues				Expenses
	Sales	Interest	Income from pension fund	Total	Expenses on pension fund	Purchases / other expenses	Total
CBS Previdência			36,355	36,355	11,618		11,618
Fundação CSN		3		3		2,048	2,048
Usiminas	79,571			79,571		1,692	1,692
Panatlântica	377,646			377,646
Ibis Participações e Serviços						7,255	7,255
Companhia de Gás do Ceará						2,187	2,187
Total at 12/31/2012	457,217	3	36,355	493,575	11,618	13,182	24,800
Total at 12/31/2011	575,167			575,167	51,595		51,595

d)     Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and the executive officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2012.

	12/31/2012	12/31/2011
	Profit or loss
Short-term benefits for employees and officers	30,539	28,226
Post-employment benefits	115	91
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	30,654	28,317

n/a – not applicable

e)     Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions contained in 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

19.   SHAREHOLDERS' EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2012 is R$4,540,000 (R$1,680,947 as of December 31, 2011) represented by 1,457,970,108 (1,457,970,108 as of December 31, 2011) book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

ii. Authorized capital

The Company’s bylaws in effect as of December 31, 2012 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii. Legal reserve

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

iv. Treasury shares

As of December 31, 2012, the Company did not have any treasury shares.

v. Ownership structure

As of December 31, 2012, the Company’s ownership structure was as follows:

		12/31/2012		12/31/2011
	Number of common shares	% of total shares	Number of common shares	% of total shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	27,509,316	1.89%	31,773,516	2.18%
JP Morgan Chase Bank - ADRs	342,997,950	23.53%	373,772,695	25.64%
BOVESPA	318,761,118	21.85%	283,722,173	19.45%
	1,457,970,108	100.00%	1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

20.   PAYMENT TO SHAREHOLDERS

12/31/2012
Profit (loss) for the year	(420,113)
Reversal of Investment reserve	776,549
Reversal of statutory working capital reserve	503,564
Profit for allocation	860,000

Proposed allocation:
Approved dividends	300,000
Interest on capital proposed	560,000
Total dividends and interest on capital	860,000

Weighted average number of shares	1,457,970
Dividends and interest on capital per share	(0.58986)

21.   INTEREST ON CAPITAL

On March 26,2013, the Board of Directors´approved interest on capital payment amounting to R$560,000..

The calculation of interest on capital is based on the Long-Term Interest Rate (TJLP) fluctuation on shareholders' equity, limited to 50% of pretax profit for the period or the higher of 50% of retained earnings and profit reserves, might being used the higher of these two limits according to prevailing legislation

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

22.   NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Gross revenue
Domestic market	13,784,307	13,366,345	12,669,583	12,023,499
Foreign market	6,444,540	6,417,397	997,509	1,641,386
	20,228,847	19,783,742	13,667,092	13,664,885
Deductions
Cancelled sales and discounts	(345,914)	(257,888)	(318,287)	(268,599)
Taxes levied on sales	(2,986,669)	(3,006,270)	(2,708,188)	(2,641,699)
	(3,332,583)	(3,264,158)	(3,026,475)	(2,910,298)
Net revenue	16,896,264	16,519,584	10,640,617	10,754,587

23.   EXPENSES BY NATURE

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Raw materials and inputs	(4,941,134)	(3,927,105)	(3,331,619)	(3,143,659)
Labor cost	(1,582,481)	(1,647,545)	(1,045,144)	(1,175,479)
Supplies	(1,107,955)	(1,084,440)	(883,820)	(856,086)
Maintenance cost (services and materials)	(1,219,385)	(969,376)	(1,036,762)	(778,450)
Outsourcing services	(2,975,992)	(1,981,025)	(1,202,068)	(1,103,306)
Depreciation, amortization and depletion (Note 10 b)	(1,215,854)	(929,368)	(906,957)	(742,883)
Other (*)	(537,444)	(441,678)	(286,374)	(149,023)
	(13,580,245)	(10,980,537)	(8,692,744)	(7,948,886)

Classified as:
Cost of sales (Note 26)	(12,072,206)	(9,800,844)	(8,039,597)	(7,257,670)
Selling expenses (Note 26)	(931,525)	(604,108)	(320,722)	(335,302)
General and administrative expenses (Note 26)	(576,514)	(575,585)	(332,425)	(355,914)
	(13,580,245)	(10,980,537)	(8,692,744)	(7,948,886)

(*) Includes increase/reduction in finished goods and work in process, and sundry expenses of the group of plant administrative expenses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

24.   OTHER OPERATING INCOME (EXPENSES)

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Other operating income
Sale of Riversdale shares (Note 9)		698,164
Sale of securities				116,336
Reversal of actuarial liability/provision for actuarial asset	43,749		43,049
Reversal of provisions	1,953	3,091	36,033
Dividends received from third parties	301	14,199		2,790
Other Income		3,723		13,894
	46,003	719,177	79,082	133,020

Other operating expenses
Taxes and fees	(94,846)	(37,499)	(14,939)	(7,881)
Effect of REFIS - Law 11,941/09 and MP 470/09		(16,119)		(16,119)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(280,113)	(75,823)	(261,249)	(61,612)
Contractual, nondeductible fines	(61,396)	(45,537)	(70,624)	(54,837)
Depreciation of unused equipment	(14,797)	(33,674)	(13,590)	(31,251)
Residual value of permanent assets written off	(5,246)	(62,917)	(3,617)	(5,367)
Allowance for inventory losses	(16,082)	(22,203)	(12,530)	(17,318)
Research and development costs	(61,053)	(42,050)	(56,523)	(42,021)
Pension plan expenses	(5,256)	(62,313)	(5,218)	(58,044)
Healthcare plan expenses (Note 28 e)	(51,234)	(42,306)	(51,203)	(42,318)
Impairment adjustment		(60,861)
Impairment of available-for-sale assets (Note 13 II)	(2,022,793)		(1,245,024)
Amortization of purchase price allocation - business combination	(60,745)
Other expenses	(45,812)		(32,759)
	(2,719,373)	(501,302)	(1,767,276)	(336,768)
Other operating income (expenses)	(2,673,370)	217,875	(1,688,194)	(203,748)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

25.   FINANCE INCOME (COSTS)

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Finance income
Related parties (Note 18 b and c)	19,475	29,300	143,947	62,327
Income from short-term investments	237,865	538,882	10,187	79,997
Net effect of REFIS - Law 11,941/09 and MP 470/09	115,457		115,457
Other income	43,984	149,268	17,936	113,114
	416,781	717,450	287,527	255,438
Finance costs
Borrowings and financing - foreign currency	(709,688)	(639,197)	(75,199)	(91,840)
Borrowings and financing - local currency	(1,550,942)	(1,622,365)	(1,187,544)	(1,225,789)
Related parties (Note 18 b)	(397,991)	(389,059)	(1,488,663)	(1,403,082)
Capitalized interest (Notes 10 and 32)	409,498	353,156	276,596	248,012
Losses on derivatives (*)	(9,166)	(20,594)	(9,166)	(20,594)
Net effect of REFIS - Law 11,941/09 and MP 470/09		(77,335)		(77,335)
Interest, fines and late payment charges	(158,936)	(264,359)	(149,351)	(255,831)
Other finance costs	(177,715)	(224,168)	(145,501)	(167,959)
	(2,594,940)	(2,883,921)	(2,778,828)	(2,994,418)
Inflation adjustment and exchange gains (losses), net
Inflation adjustments	(144,446)	(37,451)	(89,438)	(10,258)
Exchange differences	326,009	286,074	(452,665)	(784,286)
Exchange gains (losses) on derivatives (*)	4,191	(87,955)
	185,754	160,668	(542,103)	(794,544)

Finance costs, net	(1,992,405)	(2,005,803)	(3,033,404)	(3,533,524)

(*) Statement of gains and losses on derivative transactions
Dollar to real swap	17,065	(115,490)
Euro to dollar swap	(5,116)	9,574
Dollar to euro swap	(8,065)	16,501
Yen to dollar swap	307	1,460
	4,191	(87,955)
Libor to CDI swap	(9,166)	(20,594)	(9,166)	(20,594)
	(9,166)	(20,594)	(9,166)	(20,594)
	(4,975)	(108,549)	(9,166)	(20,594)

26.   SEGMENT INFORMATION

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

•                     Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic packaging and galvanized steel, with operations in Brazil, the United States, Portugal and Germany. This segment supplies the following markets: construction, steel packaging for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic packaging.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction and has an installed production capacity of 1.1 million metric tons of steel per year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

For 2013, it is slated to begin production of long steel products. The initial production slated, of 500,000 metric tons per year, will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high added value in the steel chain.

•                     Mining

This segment encompasses the activities of iron ore and tin mining. The high–quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, that produces high quality iron ore, as well as the jointly controlled entity Nacional Minérios S.A. (Namisa), which has its own mines, also of excellent quality, and also sells third-party iron ore. Furthermore, CSN also controls Estanho de Rondônia S.A. (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•                     Logistics

i. Railroad

 CSN has equity interests in two railroad companies: MRS Logística S.A., which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística S.A., which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are based on the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill is carried by MRS, as is part of the steel produced by CSN for the domestic market and for export.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (or Cosipa) and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

b) Transnordestina Logística

Together, CSN and the federal government are making investments for implementation of the Transnordestina Project for construction of around 1,728 km of new lines. The work on this project includes complementing and renewing part of the infrastructure (or lines) of the concession held by Transnordestina Logística, which will be expanded from the nearly 2,600 kilometers of track presently operating to around 4,300 kilometers.

Transnordestina Logística S.A. has a 30-year concession granted in 1998 to operate the Northeastern Brazil railroad system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.  Moreover, it links up the main ports in the region, thus providing an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

The project underway will increase the transportation capacity of Transnordestina Logística 20-fold, bringing it up the level of the most modern railroads in the entire world.

With its new configuration, Transnordestina will become the best logistics option for export of grains through the Pecém and Suape ports, as well as other solid bulk cargos such as iron ore from the Northeast Region, playing an important role in the region’s development.

ii. Ports

The Port logistics segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship-owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 480 thousand containers and 30 million metric tons per year of bulk cargo.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental to its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds 17.9% of the capital; and a thermoelectric co-generation Central Unit with rated capacity of 238 MW, which has been operating at the UPV since 1999. For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•       Cement

The cement division consolidates the Company’s cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces.  In 2011, the clinker used in cement production was acquired from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

								12/31/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Profit or loss
Metric tons (thou.) - (unaudited) (*)	5,828,718	20,181,321				1,972,020
Revenues
Domestic market	8,478,244	713,445	151,514	1,066,756	228,667	387,672	(530,657)	10,495,641
Foreign market	2,324,038	3,772,104					304,481	6,400,623
	10,802,282	4,485,549	151,514	1,066,756	228,667	387,672	(226,176)	16,896,264
Cost of sales and services (Note 23)	(8,867,820)	(2,449,839)	(82,585)	(729,684)	(153,031)	(286,316)	497,069	(12,072,206)
Gross profit	1,934,462	2,035,710	68,929	337,072	75,636	101,356	270,893	4,824,058
General and administrative expenses (Note 23)	(616,976)	(59,404)	(20,482)	(95,246)	(21,792)	(68,195)	(625,944)	(1,508,039)
Depreciation (Note 10 b)	750,507	190,019	6,653	139,386	17,238	26,902	85,149	1,215,854
Adjusted EBITDA	2,067,993	2,166,325	55,100	381,212	71,082	60,063	(269,902)	4,531,873

								12/31/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Sales by geographic area
Asia	30,495	2,971,131					239,707	3,241,333
North America	585,505	16,589					3,381	605,475
Latin America	203,069							203,069
Europe	1,491,195	784,384					71,268	2,346,847
Other	13,774						(9,875)	3,899
Foreign market	2,324,038	3,772,104					304,481	6,400,623
Domestic market	8,478,244	713,445	151,514	1,066,756	228,667	387,672	(530,657)	10,495,641
TOTAL	10,802,282	4,485,549	151,514	1,066,756	228,667	387,672	(226,176)	16,896,264

								12/31/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Profit or loss
Metric tons (thou.) - (unaudited) (*)	4,895,581	23,849,514				1,754,596
Revenues
Domestic market	8,190,463	834,144	142,778	1,022,885	183,492	332,950	(564,796)	10,141,916
Foreign market	1,287,274	5,021,814					68,580	6,377,668
	9,477,737	5,855,958	142,778	1,022,885	183,492	332,950	(496,216)	16,519,584
Cost of sales and services (Note 23)	(7,038,168)	(2,185,149)	(85,474)	(667,186)	(105,497)	(268,432)	549,062	(9,800,844)
Gross profit	2,439,569	3,670,809	57,304	355,699	77,995	64,518	52,846	6,718,740
General and administrative expenses (Note 23)	(471,003)	(63,967)	(18,303)	(90,020)	(25,408)	(67,712)	(443,280)	(1,179,693)
Depreciation (Note 10 b)	606,810	161,655	5,674	105,454	22,495	23,222	4,058	929,368
Adjusted EBITDA	2,575,376	3,768,497	44,675	371,133	75,082	20,028	(386,376)	6,468,415

								12/31/2011
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Sales by geographic area
Asia	31,255	4,188,229					61,774	4,281,258
North America	502,486							502,486
Latin America	147,363							147,363
Europe	560,880	833,585					24,120	1,418,585
Other	45,290						(17,314)	27,976
Foreign market	1,287,274	5,021,814					68,580	6,377,668
Domestic market	8,190,463	834,144	142,778	1,022,885	183,492	332,950	(564,796)	10,141,916
TOTAL	9,477,737	5,855,958	142,778	1,022,885	183,492	332,950	(496,216)	16,519,584

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses). Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities. As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

		Consolidated
	12/31/2012	12/31/2011
(Loss)/Profit for the year	(480,574)	3,667,234
Depreciation (Note 10 b)	1,215,854	929,368
Income tax and social contribution (Note 8)	(870,134)	83,885
Finance income (Note 25)	1,992,405	2,005,803
EBITDA	1,857,551	6,686,290
Other operating income (expenses) (Note 24)	2,673,370	(217,875)
Share of profits of investees	952
Adjusted EBITDA (*)	4,531,873	6,468,415

(*) The Company discloses its adjusted EBITDA net of its share of profits of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

27.   EARNINGS (LOSS) PER SHARE (EPS)

Basic earnings (loss) per share:

Basic earnings (loss) per share have been calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year (after the stock split), excluding the common shares purchased and held as treasury shares, as follows:

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
	Common shares		Common shares
Profit (loss) for the year
Attributed to owners of the Company	(420,113)	3,706,033	(420,113)	3,706,033
Weighted average number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted EPS	(0.28815)	2.54191	(0.28815)	2.54191

28.   EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), which is a private non-profit pension fund established in July 1960. The members of CBS are employees—and former employees—of the Company and some subsidiaries that joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is comprised of a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of ten members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date were only entitled to join the new Mixed Plan. In addition, all active employees who were participants of the old defined benefit plans had the opportunity to switch to the new Mixed Plan.

As of December 31, 2012 CBS had 33,037 participants (31,482 as of December 31, 2011), of whom 18,262 were active contributors (16,603 as of December 31, 2011), 9,587 were retired employees (9,705 as of December 31, 2011), and 5,188 were related beneficiaries (5,174 as of December 31, 2011). Out of the total participants as of December 31, 2012, 13,726 belonged to the defined benefit plan, 18,150 to the mixed plan, and 1,481 to the CBSPrev Namisa plan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government bonds), federal securities indexed to inflation, shares, loans and real estate. As of December 31, 2012, CBS held 12,788,231 common shares of CSN (12,788,231 common shares as of December 31, 2011). The total plan assets of the entity amounted to R$4.3 billion as of December 31, 2012 (R$3.8 billion as of December 31, 2011). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

a.             Description of the pension plans

Plan covering 35% of average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Supplementary average salary plan

This plan began on November 1, 1977 and is a defined benefit plan, aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the fund generating the benefit (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan.

CBSPrev Namisa plan

This plan began on January 6, 2012 and is a defined contribution plan, with a small portion of defined benefit. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) a percentage of up to 25% in a bullet payment and the remaining balance through a monthly income through a percentage applied to the fund generating the benefit, or (b) receive only a monthly income through a percentage applied to the fund generating the benefit.

b.             Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities, based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

The investment plan is reviewed annually and approved by the Decision-Making Board considering a 5-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

c.             Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to CPC 33 and IAS 19 Employee Benefits.

			Consolidated
	12/31/2012	12/31/2012	12/31/2011
	Actuarial asset (*)	Actuarial liability
Pension plan benefits	93,546	17,939	11,673
Post-employment healthcare benefits		547,652	457,377
	93,546	565,591	469,050

(*) Beginning 2012, the Company decided  to recognize in its balance sheet the asset and the balancing items thereto resulting from the actuarial valuation of surplus plans, in accordance with paragraph 59 of CPC 33 and IAS 19 Employee Benefits.

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2012	12/31/2011
Present value of defined benefit obligations	2,666,261	2,153,649
Fair value of plan assets	(2,923,483)	(2,384,450)
(surplus)	(257,222)	(230,801)
Restriction to actuarial assets due to recovery limitation	181,615	174,926
(assets), net	(75,607)	(55,875)
Liabilities	17,939	11,673
Assets	(93,546)	(67,548)
Net (assets)/liabilities recognized in the balance sheet	(75,607)	11,673

Changes in the present value of defined benefit obligation during 2012 are as follows:

	12/31/2012	12/31/2011
Present value of obligations at the beginning of the year	2,153,649	1,982,556
Cost of services	5,801	5,579
Interest cost	215,850	202,242
Benefits paid	(193,563)	(178,402)
Actuarial loss	484,524	141,674
Present value of obligations at the end of the year	2,666,261	2,153,649

Changes in the fair values of plan assets during 2012 are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

	12/31/2012	12/31/2011
Fair value of assets at the beginning of the year	(2,384,450)	(2,316,018)
Expected return on plan assets	(272,406)	(260,163)
Sponsors' contributions	(3,797)	(67,709)
Participants' contributions
Benefits paid	193,563	178,402
Actuarial (losses)/gains	(456,393)	81,038
Fair value of assets at the end of the year	(2,923,483)	(2,384,450)

The amounts recognized in the income statement for the year ended December 31, 2012 are comprised as follows:

	12/31/2012	12/31/2011
Cost of current services	5,801	5,579
Interest cost	215,850	202,242
Expected return on plan assets	(272,406)	(260,163)
Sponsors' contributions transferred in prior year	(3,797)	(67,709)
	(54,552)	(120,051)
Total unrecognized (income) (*)	(37,477)	(16,374)
Total (income) recognized in the income statement	(17,075)	(103,677)
Total costs (revenue), net	(54,552)	(120,051)

(*) Effect of the limit of paragraph 58 (b) of CPC 33 and IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

Changes in actuarial gains and losses in 2012 are as follows:

	12/31/2012	12/31/2011
Actuarial losses	28,131	222,712
Restriction due to recovery limitation	6,688	(105,655)
	34,819	117,057
Actuarial (gains) and losses recognized in other comprehensive income	(2,657)	28,048
Unrecognized actuarial losses (*)	37,476	89,009
Total cost of actuarial (gains) and losses	34,819	117,057

(*) The actuarial loss results from the fluctuation in the investments that form CBS’s asset portfolio.

The history of actuarial gains and losses is as follows:

	12/31/2012	12/31/2011	12/31/2010	12/31/2009	01/01/2009
Present value of defined benefit obligations	2,666,261	2,153,649	1,982,556	1,731,767	(1,415,029)
Fair value of plan assets	(2,923,483)	(2,384,450)	(2,316,018)	(2,160,158)	1,396,350
(surplus)	(257,222)	(230,801)	(333,462)	(428,391)	(18,679)
Experience adjustments to plan obligations	484,524	141,674	225,341	287,146
Experience adjustments to plan assets	456,393	(81,038)	40,669	664,341

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

The main actuarial assumptions used were as follows:

	12/31/2012	12/31/2011
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded	Best estimate for equity at the end of the fiscal year, obtained based on a projection of October amounts recorded
Nominal discount rate	9.31%	10.46%
Inflation rate	5.00%	4.60%
Nominal salary increase rate	6.05%	5.65%
Nominal benefit increase rate	5.00%	4.60%
Rate of return on investments (*)	9.31%	11,52% - 12,24%
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Disability table	Mercer Disability with probabilities multiplied by 2	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millennium plan 2% p.a., nil for DB plans	Millennium plan 2% p.a., nil for DB plans
Retirement age	100% on first date he/shed becomes eligible for programmed retirement benefit under plan	100% on first date he/shed becomes eligible for programmed retirement benefit under plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees retiring at the age of 65, as shown below:

	12/31/2012	12/31/2011
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17
Longevity at age of 65 for current participants who are 40
Male	19.55	19.55
Female	22.17	22.17

Allocation of plan assets:

		12/31/2012		12/31/2011
Variable income	110,668	3.79%	360,958	15.14%
Fixed income	2,631,187	90.00%	1,756,831	73.68%
Real estate	118,739	4.06%	190,756	8.00%
Other	62,889	2.15%	75,905	3.18%
Total	2,923,483	100.00%	2,384,450	100.00%

The actual return on plan assets was R$728,800 as of December 31, 2012  (R$179,126  as of December 31, 2011).

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Certificates of Interbank Deposit (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the defined benefit plans, the expense as of December 31, 2012 was R$5,256 (R$67,276 as of December 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

For the mixed plan, which has defined contribution components, the expense as of December 31, 2012 was R$31,657 (R$29,487 as of December 31, 2011).

For the defined contribution plan CBSPrev Namisa, the expense in 2012 was R$1,466.

d.             Expected contributions

Expected contributions of R$3,291  will be paid to defined benefits plans in 2013.

For the mixed supplementary benefit plan, which includes defined contribution components, expected contributions of R$27,980  will be paid in 2013.

e.             Post-employment health care plan

Refer to a healthcare plan created on December 1, 1996 exclusively for retired former employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their related dependents.   The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional – CBS.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2012	12/31/2011
Present value of obligations	547,652	457,377
Liabilities	547,652	457,377

The reconciliation of liabilities for healthcare benefits is as follows:

	12/31/2012	12/31/2011
Actuarial liabilities at the beginning of the year	457,377	367,839
Interest on actuarial obligation	45,967	39,616
Sponsors' contributions transferred in prior year	(32,874)	(34,653)
Recognition of loss for the year	77,182	84,575
Actuarial liabilities at the end of the year	547,652	457,377

For the post-employment healthcare benefit plan, the expense as of December 31, 2012 was R$51,234 (R$42,306 as of December 31, 2011).

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2012	12/31/2011
Actuarial loss on obligation	77,182	84,575
Loss recognized in shareholders' equity	77,182	84,575

The history of actuarial gains and losses is as follows:

	12/31/2012	12/31/2011	12/31/2010	12/31/2009	01/01/2009
Present value of defined benefit obligation	547,652	457,377	367,839	317,145	(296,608)
Deficit/(surplus)	547,652	457,377	367,839	317,145	(296,608)
Experience adjustments to plan obligations	77,182	84,575	48,301	17,232	9,023

The impact on a one-percent change in the assumed trend rate of the healthcare cost is as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

	12/31/2012		12/31/2011
	Increase	Decrease	Increase	Decrease
Effect on total cost of current service and finance cost
Effect on defined benefit obligation	54,292	(46,668)	42,032	(35,916)

The actuarial assumptions used for calculating postemployment healthcare benefits were:

	12/31/2012	12/31/2011
Biometrics
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Turnover	n/a	n/a
Household	Actual household	Actual household

Financial	12/31/2011	12/31/2011
Actuarial nominal discount rate	9.31%	10.46%
Inflation	5.00%	4.60%
Nominal increase in medical cost based on age	5,53% - 8,15%	9.41%
Nominal medical costs growth rate	8.15%	7.02%
Average medical cost	345.61	299.69

29.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Loans		Tax foreclosure		Other		Total
			12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Transnordestina	R$	Up to 5/8/2028 and indefinite	1,626,509	1,358,657	1,800	1,800	4,866	7,686	1,633,175	1,368,143

CSN Cimentos	R$	Up to 11/18/2014 and indefinite			25,403	30,213	42,397	30,097	67,800	60,310

Prada	R$	Up to 2/7/2014 and indefinite			10,133	9,958	21,616	2,440	31,749	12,398

Sepetiba Tecon	R$			700						700

Itá Energética	R$	9/15/2013	7,326	7,326					7,326	7,326

CSN Energia	R$	Up to 12/30/2012 and indefinite			4,192	2,392		2,336	4,192	4,728

Congonhas Minérios	R$	5/21/2018	2,000,000	2,000,000					2,000,000	2,000,000

Fundação CSN	R$	Indefinite	1,003						1,003

Total in R$			3,634,838	3,366,683	41,528	44,363	68,879	42,559	3,745,245	3,453,605

CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000

CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,000,000					1,200,000	1,000,000

Total in US$			3,900,000	3,700,000					3,900,000	3,700,000

CSN Steel S.L.	EUR	1/31/2020	120,000						120,000

Total in EUR			120,000						120,000
Total in R$			8,218,991	6,940,460					8,218,991	6,940,460
			11,853,829	10,307,143	41,528	44,363	68,879	42,559	11,964,236	10,394,065

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

30.   COMMITMENTS

a.             Take-or-pay contracts

As of December 31, 2012 and 2011, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments in the period
Counterparty	Type of service	Agreement terms and conditions	2011	2012	2013	2014	2015	After 2015	Total
MRS Logística	Iron ore transportation.	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	153,870	142,190	131,271	131,271	131,271	65,635	459,448

MRS Logística	Steel products transportation.	Transportation of at least 80% of annual volume agreed with MRS.	17,606	68,248	58,762	58,762	58,762	24,484	200,770

(*) MRS Logística	Iron ore, coke and coal transportation.	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	41,463	23,334

FCA	Mining products transportation.	Transportation of at least 1,900,000 metric tons per year.	1,324	734	69,817				69,817

FCA	FCA railway transportation of clinker to CSN Cimentos.	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.	1,648	2,733	27,300	27,300	27,300	118,301	200,201

(*) ALL	Railway transportation of steel products.	Rail transportation of at least, 20,000 metric tons of steel products monthly, which can vary 10% up or down, originated at the Água Branca Terminal in São Paulo for CSN PR in Araucária, State of Paraná.	14,774	11,894

White Martins	Supply of gas (oxygen, nitrogen and argon).	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	102,274	110,999	110,113	110,113	110,113	110,113	440,452

(*) CEG Rio	Supply of natural gas.	CSN undertakes to buy at least 70% of the monthly natural gas volume.	432,449	441,804

Vale S.A	Supply of iron ore pellets.	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	349,797	444,642	132,302	88,201			220,503

Compagás	Supply of natural gas.	CSN undertakes to buy at least 80% of the monthly natural gas volume contracted with Compagás.	16,884	18,874	15,058	15,058	15,058	135,522	180,696

COPEL	Power supply.	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	13,378	15,202	7,487	7,487	7,487	39,934	62,395

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production.	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	6,186	7,585	7,074	7,074	7,074	51,285	72,507

Harsco Metals	Processing of slag generated during pig iron and steel production.	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	39,739	40,506	30,000	15,000			45,000

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units.	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	38,817	46,424	19,622				19,622
(*) in renegotiation phase.
			1,230,209	1,375,169	608,806	460,266	357,065	545,274	1,971,411

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

b.             Concession agreements

Minimum future payments related to government concessions as of December 31, 2012 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	2013	2014	2015	After 2015	Total

MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	86,322	86,322	86,322	884,804	1,143,770

Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	7,011	7,011	7,011	80,039	101,072

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	117,913	125,922	125,922	881,455	1,251,212

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	23,838	23,838	23,838	238,384	309,898

		235,084	243,093	243,093	2,084,682	2,805,952

c.             Projects and other commitments

•                     Steel – Flat and long steel

CSN intends to produce 500,000 metric tons per year of long steel products, with an estimate of 400,000 t/year of rebar and 100,000 t/year of wire rod. The facilities will use scrap and pig iron as their main raw materials.  In addition to this plant, CSN is assessing the option of implementing in Brazil other similar projects, also with 500,000 t/year capacity each.

•                     Iron ore project

CSN projects producing 89 mtpa of iron ore products, including 50 mtpa at Casa de Pedra and 39 mtpa at Namisa.  In addition, a CSN is inventing in the expansion of the Itaguaí seaport, or TECAR, for a capacity of 84 mtpa.

Coal and coke imports are made using the TECAR terminal, whose concession agreement is 25 years, extendable for another 25 years.

Upon concession termination, all rights and privileges transferred to Tecon will be handed back to CDRJ (Companhia Docas do Rio de Janeiro), together with the assets owned by CSN and those resulting from investments made by CSN in leased assets, declared as returnable assets by CDRJ as they are necessary to the continuity of the related services. Any assets declared as returnable assets will be compensated by CDRJ at their residual value, less related depreciation/amortization.

•                     Nova Transnordestina project

The Nova Transnordestina project includes building 1,728 km in new, next-generation, wide-gauge tracks.  The Company expects that the investments will permit Transnordestina Logística S.A. to boost the transportation of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel.  The investments are being financed by means of several agencies, such as the Northeast Investment Fund (FINOR), the Northeast Development Authority (SUDENE) and the BNDES. Transnordestina has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

The Company is the guarantor of BNDES loans for the Transnordestina project, which as of December 31, 2012 total R$410,675 (R$392,874 as of December 31, 2011). These loans are being used to finance the investments in Transnordestina’s infrastructure. The maximum amount of future payments that can be required from the guarantor under the guarantee is R$410,675.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

•                     CSN’s Logistic Platform Project in Itaguaí

Under the terms of the concession agreement, CSN is responsible for unloading at least 3.0 million per year of coal and coke from CSN’s suppliers through the terminal, as well as handling ore shipments. Among the approved investments announced by CSN, we highlight the development and expansion of the solid bulk terminal at Itaguaí so that it can also handle up to 84 million metric tons of iron ore per year.

•                     Long-term agreements with Namisa

The Company has signed long-term agreements with Namisa for the provision of port operation services and supplies of run-of-mine (ROM) iron ore from the Casa de Pedra mine, as described below:

i. Port operation service agreement

On December 30, 2008, CSN entered into an agreement for the provision of port services to Namisa for a 34-year period, consisting of receiving, handling, storing and shipping Namisa’s iron ore in annual volumes that range from 18.0 to 39.0 million metric tons. CSN has received the amount of approximately R$5.3 billion as an advance for part of the payments due for the services to be provided under this agreement. The amounts charged for these port services are reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

ii. High silicon ROM

On December 30, 2008, CSN also entered into an agreement for the supply of high silicon ROM ore to Namisa for a period of 30 years in volumes that range from 42 to 54 million metric tons per year. CSN has received approximately R$1.6 billion as an advance for part of the payments due for the supplies made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

iii. Low silicon ROM

On December 30, 2008, CSN entered into an agreement for the supply of low silicon ROM ore to Namisa for a period of 35 years in volumes that range from 2.8 to 5.04 million metric tons per year. CSN has received approximately R$424 billion as an advance for part of the payments due for the supplies made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

31.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2012, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2012 to June 30, 2013.  Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$500,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, Mineração Arcos, CSN Paraná, CSN Porto Real, Terminal de Cargas Tecar, Terminal Tecon, Namisa and CSN Cimentos. CSN takes responsibility for a range of retention of US$300,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not examined by our independent auditors.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

32. ADDITIONAL INFORMATION TO CASH FLOWS

		Consolidated		Parent Company
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Deferred income tax and social contribution paid	165,304	165,321		99,598
Addition to PP&E with interest capitalization	409,498	353,156	276,596	248,012
Purchase of PP&E without increasing cash			377,804
	574,802	518,477	654,400	347,610

33.   SUBSEQUENT EVENTS

•           CADE approval of merger on acquisition of Companhia Brasileira de Latas by Companhia Metalúrgica Prada

On February 20,2013, the merger on the acquisition of control, of Companhia Brasileira de Latas (“CBL”) by the Companhia Metalúrgica Prada (“PRADA”) was approved by the Conselho Administrativo de Defesa Econômica (“CADE”).

•           Export Credit Loans issue

The Company issued In the first quarter of 2013 Export Credit Loans totaling R$345,000.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

INDEPENDENT AUDITORS` REPORT ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

We have audited the accompanying financial statements of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as of December 31, 2012, and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil, and of the consolidated financial statements in accordance with International Financial Reporting Standards – IFRSs, issued by the International Accounting Standards Board – IASB, and in accordance with accounting practices adopted in Brazil, for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with Brazilian and International Standards on Auditing.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional as of December 31, 2012, its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Siderúrgica Nacional as of December 31, 2012, its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with IFRSs, issued by IASB, and accounting practices adopted in Brazil.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

Emphasis of matter

We draw attention to note 2 to the financial statements, which states that the individual financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Companhia Siderúrgica Nacional, these accounting practices differ from the IFRSs, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting, which for purposes of IFRSs, would be measured at cost or fair value. Our opinion is not qualified in respect of this matter.

Other Matters

Statements of value added

We have also audited the individual and consolidated statements of value added (DVA) for the year ended December 31, 2012, prepared under the responsibility of the Company’s Management, the presentation of which is required by Brazilian Corporate Law for publicly-traded companies, supplemental information for IFRS, which do not require the presentation of DVA. These statements were subject to the same auditing procedures described above, and, based on our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Audit of individual and consolidated financial statements for the year ended December 31, 2011

The information and amounts for the year ended December 31, 2011, presented for comparison purposes, were previously audited by other independent auditors, whose report, without qualification, was issued and dated on March 26, 2012.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, March 26, 2013

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

STATEMENT OF DIRETORS ON THE FINANCIAL STATEMENTS

As the Executive Directors of the Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that we reviewed, discussed and agreed to the Financial Statements ended at December 31, 2012

São Paulo, March 26, 2013.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Enéas Garcia Diniz

Executive Diretor

____________________________________________

José Taragano

Executive Diretor

____________________________________________

Luis Fernando Barbosa Martinez

Executive Diretor

____________________________________________

David Moise Salama

Executive Diretor of Investors Relations

____________________________________________

Juarez Saliba de Avelar

Executive Diretor

____________________________________________

Tufi Daher Filho

Executive Diretor

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP – Annual Financial Statements - December 31, 2012 – CIA SIDERURGICA NACIONAL	Version: 1

STATEMENT OF DIRETORS ON AUDITORS´REPORT

As the Executive Directors of the Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that we reviewed, discussed and agreed to the terms of the external auditors' opinion on the Financial Statements ended at December 31, 2012.

São Paulo, March 26, 2013.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________
Enéas Garcia Diniz

Executive Diretor

____________________________________________

José Taragano

Executive Diretor

____________________________________________

Luis Fernando Barbosa Martinez

Executive Diretor

____________________________________________

David Moise Salama

Executive Diretor of Investors Relations

____________________________________________

Juarez Saliba de Avelar

Executive Diretor

____________________________________________

Tufi Daher Filho

Executive Diretor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 5, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.